skinny water®

0 Calories, 0 Sugar, 0 Guilt

2009 Annual Report

Skinny Nutritional Corp.
2009 Annual Report

skinny water®

May 2009

To our Shareholders:

Thank you for your support during this past year. Our 2008 year was a very exciting time for our company. Skinny Water® has taken its place on the shelves of major supermarkets right next to Vitamin Water® and Lifewater®. We have found that our shareholders have been a big part of our success. Not a day goes by that we don't get a lead, an idea, a question or a notice about an opportunity in a store. We welcome this interaction and hope you will keep it up! Our job now is to get Skinny Water in more locations for everyone to enjoy!

State of the Company

As of March 31, 2009, Skinny Water is now in 20 states represented by 32 distributors. We have sold *130,000* cases in the first three months of 2009 compared to 7,300 cases for same time last year (1 case = twelve 16 ounce bottles).

Our sales for the first quarter of 2009 were $1,125,700, a substantial increase over the same period last year during which we generated $43,400 in revenues. Our reported net loss for the first quarter was $847,800 as compared to $394,900 for the prior year period (of which amount $239,050 is non cash related to employee stock option and warrant expense). We have also invested heavily in building our distribution network. Additionally, we are investing in the supermarket channel with customary product placement fees and in-store advertisements. We view these expenses as investments with potential long term, recurring gains.

In addition to Target, which was our only chain customer in 2008, we are now in the following supermarkets:

- Acme
- Giant
- Redners
- Shaws
- Albertsons
- Marsh's
- Gelsons
- Thriftway
- Shoppers Food
- Ukrops

3 Bala Plaza East, Suite 101 • Bala Cynwyd, Pennsylvania • 19004 Tel: 610-784-2000 Fax: 610-784-7700

Our strategy has been to focus our marketing on promotions that directly have a sales impact, at the point of sale, such as in store promotions, in store sampling, coupons, sweepstakes and contests. We have also initiated a Hollywood outreach program to introduce Skinny Water to personalities who have an influence on the buying habits of consumers.

On the personnel side, we have been adding employees with significant beverage experience. We are now up to 16 employees and we are continuing to look for qualified people that can help us further shape and grow our company.

The introduction of our newest flavor, Orange Cranberry Tangerine, has been very well received. We hope you have a chance to try it. We are also working on several "Skinny Teas" which we plan to introduce this summer.

We now have bottling plants that we work with in Dunkirk, NY and Fontana, CA. With several bottling productions runs under our belt, we have been able to reduce our cost goods in the manufacturing process from purchasing, higher production volumes and overall efficiencies.

We recently announced an agreement to acquire all of the international "Skinny" trademarks from Peace Mountain. Upon closing, we will own a family of Skinny trademarks, including "Skinny Water". These additional marks include Skinny Teas, Skinny Smoothies, Skinny Javas, Skinny Juice and others. This will eliminate our royalty payments to Peace Mountain, (currently 5% of sales) and enable us to increase our gross profits. We believe that this transaction will ultimately pay for itself, and be an ongoing benefit to the company. This also gives us more flexibility in pursuing international distribution.

The category of zero/low calorie enhanced beverages is growing rapidly. Calorie-conscious consumers are looking for alternatives to traditional beverages and many school districts are controlling the sale of sugar laden beverages to children. Further, there are ongoing dialogs at the Federal and State government levels to tax sugar laden drinks. Skinny Water fills a growing need. Most importantly, it tastes great.

Thank you for your support in the past year. I hope you can come to the annual meeting on July 2, 2009. If you can't come, **please vote**! We want to hear from you!

If you have any questions, please feel free to contact myself, Michael Salaman, (michael@skinnyco.com) or Don Mc Donald, (don@skinnyco.com), at (610) 784-2000.

Sincerely,

Ronald D. Wilson

Ronald Wilson
President and CEO
ron@skinnyco.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**
For the transition period from to

0-51313
Commission file number

SKINNY NUTRITIONAL CORP.
(Exact name of small business issuer as specified in its charter)

Nevada	**88-0314792**
(State of incorporation)	(IRS Employer Identification Number)

3 Bala Plaza East, Suite 101
Bala Cynwyd, PA 19004
(Address of principal executive office)

(610) 784-2000
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: **NONE**

Securities registered under Section 12(g) of the Exchange Act: **Common Stock, par value $0.001 per share**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (ss.229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2008): $46,273,111.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: On March 31, 2009 there were 219,541,579 shares outstanding of common stock of the Registrant.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (e) under the Securities Act of 1933.

None

SKINNY NUTRTIONAL CORP.
INDEX TO ANNUAL REPORT ON FORM 10-K

This Page Intentionally Left Blank

PART I

Item 1. Description of Business

Forward Looking Statements

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk factors." No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Forward-looking statements contained herein include, but are not limited to, statements relating to:

- *Our future financial results;*
- *Our future growth and expansion into new markets; and*
- *Our future advertising and marketing activities.*

Except as otherwise required by law, we undertake no obligation to update or revise any forward-looking statement contained in this Annual Report. The safe harbors for forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not previously subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and whose securities are considered to be a "penny stock" and accordingly may not be available to us.

As used in this Report, references to the "we," "us," "our" refer to Skinny Nutritional Corp. unless the context indicates otherwise.

Business Development

Skinny Nutritional Corp. ("Skinny"), formerly known as Creative Enterprises International, Inc., is the exclusive worldwide licensee of several trademarks for the use of the term "Skinny." We are developing and marketing a line of functional beverages, all branded with the name "Skinny" that are marketed and distributed primarily to calorie and weight conscious consumers. Our business strategy is to develop a variety of functional beverages utilizing our licensed Skinny trademarks. These trademarks include Skinny Water ®, Skinny Tea ®, Skinny Shakes ®, Skinny Java ® and others. In 2004 we began implementing our business plan of marketing and distributing Skinny Water as a dietary supplement. As described in greater detail below, in October 2006 we restructured our supplier relationships and changed our corporate name to Skinny Nutritional Corp. to evidence our focus on marketing and distributing nutritional products branded "Skinny" designed to assist consumers in their weight-management efforts.

We were originally incorporated on June 20, 1984, in the State of Utah as Parvin Energy, Inc. Our name was later changed to Sahara Gold Corporation and on July 26, 1985 we changed our corporate domicile to the State of Nevada and on January 24, 1994 we changed our name to Inland Pacific Resources, Inc. On December 18, 2001, we entered into an agreement and plan of reorganization with Creative Enterprises, Inc., a Delaware corporation, and changed our name to Creative Enterprises International, Inc. This agreement provided that all shares of common stock of the Delaware corporation issued and outstanding on that date be exchanged for shares of common stock issued by the Nevada corporation, which changed its name after the reorganization to Creative Enterprises International, Inc. Prior to the reorganization, we had 32,659,591 shares of common stock outstanding and pursuant to the agreement, we effected a 1 for 16.33 reverse stock split. This reduced the number of outstanding shares to 2,000,000. We then issued an additional 2,500,000 post-split common shares in the acquisition. On September 18, 2002 we filed a registration statement on Form SB-2 with the Securities and Exchange Commission. This registration statement was amended on five occasions and ultimately withdrawn on September 30, 2004 prior to being declared effective by the SEC. The registration statement was filed solely on behalf of certain of our security holders and in conjunction with an offering of warrants to our then-current stockholders and did not attempt to register shares to be sold directly by our company. This filing was withdrawn for a number of reasons. First, the shares of common stock held by the proposed selling security holders became eligible to be resold pursuant to Rule 144(k) and accordingly did not require us to further prosecute the registration statement. In addition, as we were entering into a new line of business shortly after filing the final amendment to the registration statement, the additional expense and effort required was not justified in light of availability of the exemption provided by Rule 144(k). We decided to change our line of business as management subsequently determined that it would not be cost-effective for us to continue to attempt to develop a market in the United States for the products described in that registration statement. In 2004, management was able to negotiate license agreements with Peace Mountain Natural Beverage Corporation (as described below) in order to provide us with the rights to various Skinny trademarks necessary to engage in our present business line. On November 15, 2006, holders of approximately 53% of our issued and outstanding common stock consented in writing to the adoption of resolutions approving, among other, things, the change in our corporate name to "Skinny Nutritional Corp."

For our 2008 fiscal year, we generated revenues of $2,179,055 and incurred a net loss of $6,232,123, of which $2,824,252 was non-cash related. Since our formation and prior to 2005, our operations were devoted primarily to startup and development activities, including obtaining start-up capital; developing our corporate hierarchy, including establishing a business plan; and identifying and contacting suppliers and distributors of functional beverages and dietary supplements. Starting in our 2006 fiscal year, we have been able to devote our resources to product development, marketing and sales activities regarding our line of Skinny beverages, including the procurement of a number of purchase orders from distributors and retailers. This trend continued in our 2008 fiscal year.

Business Overview

We operate our business in the rapidly evolving beverage industries and are currently focused on developing, distributing and marketing nutritionally enhanced functional beverages. Enhanced functional beverages have been leading the growth of beverage consumption in the United States.

Our Skinny Water product, which we originally introduced in 2005, has been reformulated to include six flavors (Acai Grape Blueberry, Raspberry Pomegranate, Peach Mango Mandarin, Passionfruit Lemonade, Goji Fruit Punch and Orange Cranberry Tangerine). We expect to launch Skinny Teas and new packaging SKUs in 2009.

Our current business strategy is to develop Skinny Water ® product extensions and maintain our current national distribution relationship with Target Corporation, focus in establishing a market for the Skinny beverages in the United States and generate sales and brand awareness through sampling, street teams, in-store advertisements, retail-centered promotions, as well as building a national sales and distribution network to take our products into retail and direct store delivery (DSD) distribution channels.

Our principal executive offices are located at 3 Bala Plaza East, Suite 101, Bala Cynwyd, Pennsylvania. Our telephone number is (610) 784-2000.

General Business Developments in 2008

Financing Activities

As previously reported, we commenced a private offering of its common stock in December 2007 for up to a maximum of $3,200,000 of shares at an offering price of $0.04 per share and the Company had received subscriptions of approximately $3.1 million. In this offering, we received gross proceeds of $3,163,000 and sold an aggregate of 79,075,000 shares of common stock to accredited investors. After giving effect to offering expenses and commissions, the Company received net proceeds of approximately $3.05 million. The Company agreed to pay commissions to registered broker-dealers that procured investors in the offering and issue such persons warrants to purchase such number of shares as equals 10% of the total number of shares actually sold in the offering to investors procured by them. Agent warrants shall be exercisable at the per share price of $0.05 for a period of five years from the date of issuance. Based on the foregoing, agents have earned an aggregate of $55,000 in commissions and 1,362,500 warrants. In connection with the offering, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

In addition, as previously reported, commencing in November 2008, we conducted a private offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder pursuant to which we sought to raise an aggregate amount of $1,875,000 of shares of common stock (the "November Offering"). On February 5, 2009, the Company completed the November Offering. Total proceeds raised in the November Offering were $1,867,690 and the subscribers purchased an aggregate of 31,128,167 shares of common stock. The Company intends to use the net proceeds from the November Offering of approximately $1,800,000 for working capital, repayment of debt and general corporate purposes. In connection with the November Offering, the Company's Chief Executive Officer, Chief Financial Officer and Chairman agreed not to exercise a total of 12,000,000 options and 2,000,000 warrants beneficially owned by them until such time as the Company's stockholders adopt an amendment to its Articles of Incorporation to increase the number of the Company's authorized shares of common stock. The Company agreed to pay commissions to registered broker-dealers that procured investors and issue such persons warrants to purchase such number of shares as equals 10% of the total number of shares actually sold in the November Offering to investors procured by them. Agent warrants are exercisable at the per share price of $0.07 for a period of five years from the date of issuance. We paid total commissions of $20,959 and issued agent warrants to purchase 349,317 shares of common stock. The securities offered have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

In addition to these transactions, the Company sold an aggregate of $175,000 of shares of its common stock to three individual accredited investors in private sales and issued these investors a total of 3,541,667 shares of common stock. In connection with the offering, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

Advisory Board

On March 20, 2008, the Company announced it established an advisory board to provide advice on matters relating to the Company's products. The Company will seek to appoint up to five individuals to its advisory board. On such date, the Company appointed the following individuals to its advisory board: Pat Croce, Ron Wilson and Michael Zuckerman. As described below, in December 2008, we appointed Mr. Wilson as our Chief Executive Officer and President. The Company also entered into a consulting agreement with Mr. Croce, pursuant to which the Company agreed to issue warrants to purchase 3,000,000 shares of common stock at $.05 per share consideration of his agreement to serve on the Company's Advisory Board and for providing the marketing services for the Company's products. In addition to serving on the Advisory Board, Croce agreed to endorse and advertise, through an affiliate, the Company's products. In additional consideration for his agreement to provide the endorsement and marketing services, the Company agreed to pay a royalty with respect to the sale of its products that he endorses for the duration of his endorsement services. The Company issued each of the other initial members of its advisory board warrants to purchase 1,500,000 shares of Common Stock, exercisable for a period of five years at a price of $0.05. Subsequently, we also granted Mr. Wilson an additional warrant to purchase 1,000,000 shares of Common Stock in April 2008, in consideration for additional consulting services provided by Mr. Wilson to us. These warrants are also exercisable for a period of five years at a price of $0.05 per share. The securities sold in or issued in connection with the financing have not been registered under the Securities Act of 1933, as amended, and were offered and sold in reliance upon the exemption from registration set forth in Section 4(2) thereof. We believe that the investors and the selling agent are "accredited investors"; as such term is defined in Rule 501(a) promulgated under the Securities Act.

Management Changes

On December 1, 2008, we entered into an employment relationship with Mr. Ronald D. Wilson, who will serve as the President and Chief Executive Officer of the Company effective immediately. Contemporaneously with Mr. Wilson's appointment as the President and Chief Executive Officer of the Company, the Board elected Mr. Wilson to serve on the Company's Board of Directors for a period of one year or until his successor is elected and qualified. Mr. Wilson was appointed to replace Mr. Donald McDonald as the Company's President and Chief Executive Officer. Mr. McDonald will continue to serve on the Company's Board of Directors and as the Company's Chief Financial Officer. Pursuant to an offer letter Mr. Wilson entered into with the Company, the Company will pay and provide the following compensation to Mr. Wilson: (a) base salary of $150,000 per annum; (b) grant of 2,000,000 shares of restricted common stock; (c) grant of warrants to purchase 2,000,000 shares of common stock which shall be immediately exercisable on the date of grant for a period of five years at an exercise price equal to the closing price of the Company's common stock on the date of grant; (d) subject to the approval of the Company's stockholders of a new equity compensation plan, options to purchase 2,000,000 shares of common stock, exercisable for a period of five years and which options will vest in full on the first anniversary of the grant date and have an exercise price equal to the fair market value of the Company's common stock, as determined in accordance with the new equity compensation plan, on the date that such plan is approved by the Company's stockholders; (e) a car allowance of $700 per month; (f) reimbursement of health benefits or cash equivalent in an amount not to exceed $1,000 per month; and (g) $2,000 per month for a rental lease for housing for 1 year period.

Our Industry

Weight management is a challenge for a significant portion of the U.S. population. The 2003-2004 National Health and Nutrition Examination Study estimated that 66% of the adult population is overweight and 33% is obese, an increase from 47% and 15%, respectively, in 1976. According to the U.S. Department of Health and Human Services, overweight or obese individuals are increasingly at risk for diseases such as diabetes, heart disease, certain types of cancer, stroke, arthritis, breathing problems and depression. However, there is evidence that weight loss may reduce the risk of developing these diseases.

In addition to the health risks, there are also cultural implications for those who are overweight or obese. U.S. consumers are inundated with imagery in media, fashion, and entertainment that depicts the thin body as the ideal type. Despite the high percentage of overweight or obese individuals in the U.S., the popularity of dieting would seem to indicate consumers' desire to be "skinny". According to Gallup surveys, approximately 62 million people in the United States were on a diet during 2006. Approximately 6 million participated in commercial weight loss programs and 49 million conducted some form of self-directed diet. We believe our products are well positioned to attract both types of dieters.

Our products compete in the dietary supplement market and in the case of Skinny Water also as functional beverages. The functional beverage market includes a wide variety of beverages with one or more added ingredients to satisfy a physical or functional need. This category includes: vitamin and herbal enhanced flavored waters, ready-to-drink (RTD) teas, sports drinks, energy drinks, and single-serve (SS) fresh juice. These industries are highly competitive and are subject to continuing changes with respect to the manner in which products are provided and how products are selected. We investigate means of reducing our product cost, with no impact on product integrity, to enable us to reduce the impact of these expenses on our revenues.

Dietary supplements are sold in a variety of forms other than liquids, including tablets, capsules, bars, etc., and consist of vitamins, minerals, hormonal supplements, herbal products and specialty combination formulas. Dietary supplements are also marketed through various channels, including health food stores and mass-market (which may include retail and grocery store chains). As a product, Skinny Water competes with dietary supplements in each of product types mentioned above as well as all of the functional beverages mentioned above.

Our Products

Our line of products currently consists of six flavors of Skinny Water. Skinny Water, which was introduced in 2005, has been reformulated and was launched in our second fiscal quarter of 2007. The company intends to market additional "Skinny" beverages in the future, when it believes that market conditions are favorable.

Skinny Water ®

We originally formulated Skinny Water as water containing a proprietary, natural appetite suppressant, available in 3 flavors with a natural water appearance. We initially introduced Skinny Water ® under the "Jana" brand. However, we now currently offer it under its own brand - "Skinny". To market this product, we rely on the licenses from Peace Mountain and Interhealth. We worked closely with these companies to agree upon the ingredient blend utilized in Skinny Water.

In June of 2008 we launched the most recent formulations of Skinny Water as an extension to the original product line. The new products are currently available in six flavors, each being a natural color, natural flavored, nutritionally enhanced beverage with zero calories, zero sugar and zero sodium. Rather than focus on appetite suppression, these new products are designed as a calorie-free alternative to other currently available enhanced beverages. These products contain no caffeine or ephedrine and are also preservative free. A great amount of research and development was put into perfecting the taste. Each flavor is fortified with a different vitamin and antioxidant package and every beverage contains calcium, potassium and EGCG.

Skinny Water is currently being bottled using a hot-fill method at 2 locations, Union Beverage in Union NJ and Cliffstar Corporation in Fontana, CA. This bicoastal arrangement was set up to shorten shipping times to our distributors. We will be looking for additional bottlers to attain the most efficient delivery to our distributors. We currently bottle our product in 12 bottle cases.

Our Raspberry Pomegranate Skinny Water product includes the dietary ingredient, "SuperCitriMax," which is available for use in beverages and foods in the U.S. and a number of other countries. Super CitriMax has been affirmed GRAS (Generally Recognized as Safe) for use in functional beverages by the Burdock Group, a toxicology specialist that evaluates the safety of food and beverage ingredients. This process involved an intensive review of all safety and toxicology data by a panel of scientific experts. (Source: Interhealth Nutraceuticals, Inc.). Further, human clinical studies of Super Citrimax, conducted through Georgetown University Medical Center resulted in findings that included, weight loss, reduction in appetite, and an increase in fat burning and metabolism when used in conjunction with diet and exercise. The results of their findings are published in the peer-reviewed journal, Nutrition Research (24(1): 45-58, 2004). This product also includes ChromeMate (R) which is a patented form of biologically active niacin-bound chromium called chromium *nicotinate* or *polynicotinate* that we also obtain from Interhealth.

On August 1, 2004 we entered into a three year license agreement with Peace Mountain Natural Beverages Corporation pursuant to which we license the exclusive right to bottle and distribute the "Skinny Products" worldwide. Under this agreement, Skinny Products include "Skinny Water", "Diet Water", "Skinny Tea", "Skinny Juice" and "Skinny Shake". Skinny Water's proprietary formula has an all-natural appetite suppressant that helps people control appetite when taken in conjunction with diet and exercise. Pursuant to this agreement, we must utilize only ingredients that are generally recognized as safe and must use concentrate and formulations agreed to by Peace Mountain. Our license agreement with Peace Mountain Natural Beverages Corporation is for a three year term and originally provided that it will automatically renew for additional one year periods unless terminated, provided that we satisfy the minimum purchase amount specified in the contract or make a $10,000 monthly payment. We have spent significant resources building the Skinny Water brand name, which we license in perpetuity under this agreement.

On October 4, 2006, we entered into an amendment to our License and Distribution Agreement with Peace Mountain Natural Beverages Corporation. Pursuant to this amendment, we agreed to pay Peace Mountain an amount of $30,000 in two equal monthly installments commencing on the date of the amendment in satisfaction of allegations of non-performance by Peace Mountain. In addition, the parties further agreed to amend and restate the company's royalty obligation to Peace Mountain, pursuant to which amendment, we will have a minimum royalty obligation to Peace Mountain based on a percentage of wholesale sales with a quarterly minimum of $15,000. Skinny's rights to the trademarks are in perpetuity as long as it satisfies the quarterly minimum payment of $15,000. As described below under the caption "Legal Proceedings", in 2008 we commenced an arbitration proceeding with Peace Mountain to clarify certain aspects of this license agreement under the auspices of the American Arbitration Association. The Company believes that this proceeding will result in a more definitive agreement for the future and is currently in discussions with Peace Mountain in an effort to complete a new agreement to govern their relationship.

On June 7, 2004 we entered into an agreement with Interhealth Nutraceuticals Incorporated and obtained the right to sell, market, distribute and package Super CitriMax ®) in bottled liquid dietary supplement products. This right was granted by Interhealth on a non-exclusive basis. We use Super CitriMax ®) in certain of our Skinny Water products. We must purchase quantities of Super CitriMax ®) from the manufacturer and are licensed to use InterHealth's trademarks and logos in marketing products containing Super CitriMax ®). Our agreement with Interhealth will continue unless terminated by either party.

Planned Products

We intend to expand our product line to introduce the following products at such times as management believes that market conditions are appropriate. Products under development or consideration include enhanced waters, Teas, Shakes and Javas. We are also researching the new, all natural sweetener derived from Stevia as an additional zero calorie sweetener to use in our products.

Distribution, Sales and Marketing

Marketing and Sales Strategy

Our primary marketing objective is to cost-effectively promote our brand and to build sales of our products through our retail accounts and distributor relationships. We will use a combination of sampling, radio, online advertising, public relations and promotional/event strategies to accomplish this objective. Management believes that proper in-store merchandising is a key element to providing maximum exposure to its brand and that retailer's focus on effective shelf and display merchandising in order to yield increased revenue per shopping customer.

Through our arrangement with Target Corporation we continue to sell Skinny Water through approximately 1,625 stores nationally. The company has initiated contact with several retailers who are reviewing our Skinny Waters. These retailers include convenience stores, supermarkets, drug stores and club stores. As described below, we are also developing a National Direct Store Delivery (DSD) network of distributors in local markets. To date, we have contracted with 32 DSDs in 19 states in the U.S. Currently we have been authorized to sell Skinny products in all ACME Markets, Giant of Carlisle, select Shop Rite stores and select Walgreen stores. Skinny products are now sold in over 2,000 stores.

Distribution Strategy

The company's distribution strategy is to build out a national direct store delivery (DSD) network of local distributors, creating a national distribution system to sell our products. Distributors include beer wholesalers, non-alcoholic distributors, and energy beverage distributors. To date, we have contracted with 32 DSDs in 19 states in the U.S., of which 12 are in the Anheuser Busch network. We work with the DSD to obtain corporate authorization from chain stores in a particular market. It often takes more than one DSD to deliver to all the stores within a chain. The company must coordinate promotions and advertising between the chain stores and the DSD. The company also negotiates any slotting fees that are required for product placement.

We also distribute our products directly to select national retail accounts based on purchase order relationships. DSDs will distribute to grocery, convenience, health clubs, retail drug, and health food establishments. We will contract with independent trucking companies to transport the product from contract packers to distributors. Distributors will then sell and deliver our products directly to retail outlets, and such distributors or sub-distributors stock the retailers' shelves with the products. Distributors are responsible for merchandising the product at store level. We are responsible for managing our network of distributors and the hiring of sales managers, who are responsible for their respective specific channel of sales distribution.

Sources and Availability of Raw Materials; Manufacturing

We exclusively license a variety of trademarks from Peace Mountain and some of the ingredients that make up our formulas from Interhealth. We license Skinny Water from Peace Mountain on an exclusive basis and we purchase supplies of Super CitriMax and Chromemate from Interhealth on a non-exclusive basis. Super CitriMax and Chromemate are utilized in Skinny Water. Skinny Water requires bottles, labels, caps, water, and other nutraceutical ingredients from reliable outside suppliers, including Super CitriMax and Chromemate. We fulfill these requirements through purchases from various sources, including purchases from Interhealth. Other than Super CitriMax and Chromemate, we believe there are adequate suppliers of the aforementioned products at the present time, but cannot predict future availability or prices of such products and materials. Since Super CitriMax is only available from Interhealth, the termination of that agreement may have a materially adverse impact on our business and results of operations. We also expect the above referenced supplies to experience price fluctuations. The price and supply of materials will be determined by, among other factors, demand, government regulations and legislation.

Contract Packing Arrangements

We do not directly manufacture our products but instead outsource the manufacturing process to third party bottlers and contract packers (also sometimes referred to herein as co-packers). Our bottle products are hot filled, we purchase certain raw materials such as concentrates, flavors, supplements, bottles, labels, trays, caps and other ingredients. These raw materials are delivered to our third party co-packers. We currently use two independent contract packers known as co-packers to prepare, bottle and package our bottle products. Once the product is manufactured, we purchase and store the finished product at that location or in nearby third party warehouses.

The co-packers assemble our products and charge us a fee, by the case. We follow a "fill as needed" manufacturing model to the best of our ability and we have no significant backlog of orders. Substantially all of the raw materials used in the preparation, bottling and packaging of our products are purchased by us or by our contract packers in accordance with our specifications. Skinny Water is currently being bottled at 2 locations, Union Beverage in Union NJ and Cliffstar Corporation in Fontana, CA. This bi-coastal arrangement was set up to shorten shipping times to our distributors. We will be sourcing additional bottlers in different areas of the country to attain the most efficient delivery to our distributors. We currently bottle our product in 12 bottle cases. Other than minimum case volume requirements per production run for most co-packers, we do not typically have annual minimum production commitments with our co-packers. Our co-packers may terminate their arrangements with us at any time, in which case we could experience disruptions in our ability to deliver products to our customers.

We will review our contract packing needs in light of regulatory compliance and logistical requirements and may add or change co-packers based on those needs. We experienced increases in co-packing fees for 2008 primarily related to a change from cold-fill packing to hot-fill packing, which is a more costly manufacturing process. While we expect increases in our costs of raw materials to continue in 2009, we believe we may see some stabilization or decreases in our co-packing fees as a result of expected volume increases.

Generally, we obtain the ingredients used in our products from domestic suppliers and each ingredient has several reliable suppliers; however, as described above, we rely on InterHealth Nutraceuticals for Super CitriMax and Chromemate. Other ingredients, such as our vitamin packages, antioxidant packages and flavorings come from third party suppliers. Although, these supply arrangements are subject to interruption based on, for example, market conditions, our suppliers have given us assurances that our supply will not be interrupted. We are in the process of negotiating a supply contract with an additional vendor in order to assist us in forecasting and hedging our needs for the future.

We believe that as we continue to grow, we will be able to keep up with increased production demands. We believe that our current co-packing arrangements have the capacity to handle increased business we may face in the next twelve months. To the extent that any significant increase in business requires us to supplement or substitute our current co-packers, we believe that there are readily available alternatives, so that there would not be a significant delay or interruption in fulfilling orders and delivery of our products. In addition, we do not believe that growth will result in any significant difficulty or delay in obtaining raw materials, ingredients or finished product.

Currently, we purchase our proprietary flavor concentrates from a third party flavor house, Wild Flavors. In connection with the development of new products and flavors, independent suppliers bear a large portion of the expense for product development, thereby enabling us to develop new products and flavors at relatively low cost. We anticipate that for future flavors and additional products, we may purchase flavor concentrate from other flavor houses with the intention of developing other sources of flavor concentrate for each of our products. If we have to replace a flavor supplier, we could experience disruptions in our ability to deliver products to our customers, which could have a material adverse effect on our results of operations.

The prices of raw materials continued to increase in 2008. These increased costs, together with increased costs primarily of energy, gas and freight resulted in increases in certain product costs which exerted pressure on our gross margins in 2008. We are still subject to freight surcharges in addition to these agreements, but anticipate a stabilization or reduction of these costs in 2009 due to lower fuel prices.

Quality Control

Our products are made from high quality ingredients and natural flavors. We seek to ensure that all of our products satisfy our quality standards. Contract packers are selected and monitored in an effort to assure adherence to our production procedures and quality standards. Samples of our products from each production run undertaken by each of our contract packers are analyzed and categorized in a reference library.

For every run of product, our contract packer undertakes extensive on-line testing of product quality and packaging. This includes testing levels of sweetness, taste, product integrity, packaging and various regulatory cross checks. For each product, the contract packer must transmit all quality control test results to us for reference following each production run.

Testing includes microbiological checks and other tests to ensure the production facilities meet the standards and specifications of our quality assurance program. Water quality is monitored during production and at scheduled testing times to ensure compliance with beverage industry standards. The water used to produce our products is filtered and is also treated to reduce alkalinity. Flavors are pre-tested before shipment to contract packers from the flavor manufacturer. We are committed to an on-going program of product improvement with a view toward ensuring the high quality of our product through a program for stringent contract packer selection, training and communication.

Competition

The market for functional beverages is highly competitive. In order to compete effectively, we believe that we must convince independent distributors that our products have the potential to be a leading brand in the segments in which we compete. Pricing of the products is an important component of our competitive strategy. We will seek to ensure that the price for our products is competitive with the other products with which we compete. We compete with other companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by distributors, most of whom also distribute other brands with which our products compete. The principal methods of competition include product quality, trade and consumer promotions, pricing, packaging and the development of new products. We expect our distributors to assist us in generating demand for our products.

We believe that the principal competitive factors in the functional beverage and weight loss market are:

- brand recognition and trustworthiness;
- functionality of product formulations;
- distribution;
- shelf space;
- sponsorships;
- product quality and taste;
- pricing;
- new flavors and product development initiatives;
- attractive packaging; and
- the ability to attract and retain customers through promotion and advertising.

We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with substantially greater financial resources than ours. We also compete with regional beverage producers and "private label" soft drink suppliers. Significant competitors for Skinny Water in the functional beverage category are product lines such as Vitamin Water, Fuze, Enviga, SoBe, Life Water, Function and Celsius. The beverage market is highly competitive, and includes international, national, regional and local producers and distributors, many of whom have greater financial, management and other resources than us. These brands have enjoyed broad, well-established national recognition for years, through well-funded ad and other branding campaigns. In addition, the companies manufacturing these products generally are greater in size and have greater financial, personnel, distribution and other resources than we do and have greater access to additional financing.

Based on these key competitive factors, we believe that we can compete effectively in the enhanced beverage industry. We, however, have no control over how successful competitors will be in addressing these factors. By focusing our marketing and promotion of Skinny Water as a zero calorie, sugar, sodium and preservative-free alternative, we believe that we have a competitive advantage in our market.

Research and Development

We undertake research and development activities in order to monitor developments within the dietary supplement and functional beverage industry and to identify or develop new, marketable products. These activities include reviewing periodicals, scientific research and relevant clinical studies and working with our suppliers. We must review the safety and efficacy of ingredients, production standards, labeling information, label claims and potential patent, trademark, legal or regulatory issues. Research and development expenses in the last two years have not been material. Although we may undertake research studies regarding our products, we do not expect to incur significant increases in research and development expenses in the near term. Throughout we will focus our efforts on Skinny Water, Skinny Teas, Skinny Java and Skinny Shakes.

Proprietary Rights, Brand Names and Trademarks

We regard consumer recognition of and loyalty to all of our brand names and trademarks as extremely important to the long-terms success of our business. We license the trademarks "Skinny Water," "Skinny Tea," "Skinny Juice," "Skinny Shake," and "Diet Water" from Peace Mountain Natural Beverages. We license the trademark "Super CitriMax Clinical Strength" from Interhealth Nutraceuticals. The terms of our trademark licenses are discussed under the caption "Our Products." The proprietary rights to our products are held by the manufacturer and are licensed to us for purposes of bottling and distribution. Since we are not the owner of these rights, our ability to continue using them is subject to the terms and conditions of the license agreements we have entered into with the licensors. The termination of our license agreements with Peace Mountain and Interhealth would likely have a material adverse effect on our consolidated financial position and results of operations. We have spent significant resources building the Skinny Water brand name, which we license in perpetuity, subject to our agreement with Peace Mountain. We use non-disclosure agreements with employees and distributors to protect our rights and those of our suppliers.

Government Regulation

The production and marketing of our products are governed by the rules and regulations of various federal, state and local agencies, including, but not limited to the United States Food and Drug Administration ("FDA"), the Federal Trade Commission ("FTC"), and all fifty state Attorneys General. This regulatory regime serves to ensure that the product is safe, our claims are truthful and substantiated and that our products meet defined quality standards. We have not encountered any regulatory action as a result of our operations to date, however, since we have recently commenced operations no assurance can be given that we will not encounter regulatory action in the future. The FDA, pursuant to the Federal Food, Drug, and Cosmetic Act ("FFDCA"), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of dietary supplements, while the FTC regulates the advertising of these products. In addition, all states regulate product claims through various forms of consumer protection statutes.

The FDA has broad authority to enforce the provisions of the FFDCA applicable to bottled water and dietary supplements, including powers to issue a public "Warning Letter" to a company, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, and to request the Department of Justice to initiate civil seizure and/or injunction actions, and civil and criminal penalty proceedings in the United States Federal courts. The FTC exercises jurisdiction over the advertising of dietary supplements and foods and has the authority over both "deceptive" and "unfair" advertising and other marketing practices.

In addition to its broad investigative powers, the FTC has the power to initiate administrative and judicial proceedings against a company and may also seek a temporary restraining order or preliminary injunction against a company pending the final determination of an action The FTC's remedies also include consumer redress, civil and criminal penalties. Weight loss products in particular are subject to increased regulatory scrutiny due to intensified campaigns by FDA, FTC and states' attorneys general. Any type of investigation or enforcement action either by the FDA, FTC or any other federal, state or local agency would likely have a material adverse effect on our consolidated financial position or results of operations.

We are subject to the food labeling regulations required by the Nutritional Labeling Education Act of 1991 ("NLEA"). These regulations require all companies which offer food for sale and have annual gross sales of more than $500,000 to place uniform labels in specified formats disclosing the amounts of specified nutrients on all food products intended for human consumption and offered for sale. This regulation would apply to all of our products. The FFDCA contains exemptions and modifications of labeling requirements for certain types of food products, such as with foods containing insignificant amounts of nutrients. The FFDCA also establishes the circumstances in which companies may place nutrient content claims or health claims on labels.

Our Skinny Water and other dietary supplements are subject to the Dietary Supplement Health and Education Act of 1994 labeled ("DSHEA"). In 1994, the FFDCA was amended by DSHEA, which establishes a new framework governing the composition and labeling of dietary supplements. With respect to composition, DSHEA defines "dietary supplements" as "a vitamin; a mineral; an herb or other botanical; an amino acid; a dietary substance for use by man to supplement the diet by increasing total dietary intake; or a concentrate, metabolite, constituent, extract, or combination of any of the above dietary ingredients." The provisions of DSHEA define dietary supplements and dietary ingredients; establish a new framework for assuring safety; outline guidelines for literature displayed where supplements are sold; provide for use of claims and nutritional support statements; require ingredient and nutrition labeling; and grant FDA the authority to establish regulations concerning good manufacturing practices ("GMPs"). We believe that our contract manufacturers meet the current regulations of the FDA specifically with regard to bottled water including good manufacturing practices ("GMPs").

Government Regulation of Dietary Supplements

It is our intent that Skinny Water be regulated as a dietary supplement by FDA under DSHEA. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a "new" dietary ingredient (i.e., a dietary ingredient that was "not marketed in the United States before October 15, 1994") must be the subject of a new dietary ingredient notification submitted to the FDA, unless the ingredient has been "present in the food supply as an article used for food" without being "chemically altered." A new dietary ingredient notification must provide the FDA evidence of a "history of use or other evidence of safety" establishing that use of the dietary ingredient "will reasonably be expected to be safe." We believe that the dietary ingredient presently utilized in Skinny Water is not a new dietary ingredient. However, should the FDA disagree at any time in the future, we may need to cease marketing our dietary supplement products that contain such ingredient and promptly file (or have the supplier of this ingredient file) a new dietary ingredient notification with FDA. There can be no assurance that the FDA will accept the evidence of safety for any new dietary ingredients that we may market now or in the future, and the FDA's refusal to accept such evidence could prevent the marketing of such dietary ingredients and would have a material adverse effect on our consolidated financial position or results of operations.

In addition, DSHEA permits "statements of nutritional support" to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being. A dietary supplement may not claim to diagnose, cure, mitigate, treat, or prevent a disease unless such claim has been reviewed and approved by the FDA as a "health claim" or "qualified health claim."

A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. The label and labeling of our products do contain statements of nutritional support, however, and we have no assurance that FDA will find the company's substantiation adequate to support the statements of nutritional support being made for our Skinny products. If the statement of nutritional support appears on a product label or labeling of a dietary supplement, there must also appear on such label and labeling a FDA disclaimer statement, which is as follows: "This statement has (or these statements have) not been evaluated by the Food and Drug Administration.

This product is not intended to diagnose, treat, cure, or prevent any disease." Pursuant to DSHEA, we are also required to notify the FDA about our use of the statement(s) within 30 days of marketing the product (the "30 Day Letter"). Upon receiving the 30 Day Letter and thereafter if FDA were to determine that a particular statement of nutritional support is an unacceptable drug claim, an unauthorized version of a "health claim," or unsubstantiated, a company may be prevented from using the claim and may face further regulatory action. There is no assurance that FDA will not make any of the aforementioned determinations with regard to the claims made for any of the company's products and no assurance that FDA will find the company's substantiation evidence for Skinny Water or on any other of our products, if ever requested, adequate to support the claims being made for the company's products.

FDA has already stated in a Courtesy Letter dated September 22, 2005, that the use of the term "water" in the name of our "Skinny Water" product appears to cause our product to be a bottled water, which is a standardized, conventional food, not a dietary supplement. A "Courtesy Letter" is the term commonly used to describe the written letter sent by FDA in response to a 30 Day Letter - it is not a Warning Letter. We disagree with the position taken by FDA that Skinny Water is "bottled water," a conventional food. In response to the Courtesy Letter, we submitted a written response to FDA stating our position and have not received a reply from FDA to our response.

Recently, the FDA proposed GMPs specifically for dietary supplements. These new GMP regulations, if finalized, would be more detailed than the GMPs that currently apply to dietary supplements and may, among other things, require dietary supplements to be prepared, packaged and held in compliance with certain rules, and might require quality control provisions similar to those in the GMP regulations for drugs. There can be no assurance that, if the FDA adopts GMP regulations for dietary supplements, we or our suppliers will be able to comply with the new rules without incurring substantial expense that might have a have a material adverse effect on our consolidated financial position or results of operations.

Our advertising and sale of our dietary supplement products are subject to regulation by the FTC under the FTCA. The Federal Trade Commission Act ("FTCA") prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. The FTCA provides that the dissemination or the causing to be disseminated of any false advertisement pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC's "substantiation doctrine", an advertiser is required to have a "reasonable basis" for all objective product claims before the claims are made. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. Pursuant to this FTC requirement, we are required to have adequate substantiation for all advertising claims made for our products at the time such claims are made.

In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising or for the use of false or misleading advertising claims. The FTC has specifically launched a nationwide law enforcement sweep called "Project Waistline" against companies making false and/or unsubstantiated weight loss claims. The initiative was created to stop deceptive advertising, provide refunds to consumers harmed by unscrupulous weight-loss advertisers, and encourage media outlets not to carry advertisements containing bogus weight loss claims and to educate consumers to be on their guard against companies promising weight loss without diet or exercise. These enforcement actions have often resulted in consent decrees and the payment of substantial civil penalties and/or restitution by the companies involved. Since we market a dietary supplement product, there can be no assurance that FTC (or FDA) will not investigate our products. Should FTC choose to investigate, we have no assurance that the company's substantiation evidence for the claims made on Skinny Water or on any other of our products will be adequate and as a result enforcement actions/remedies could ensue.

Other Regulatory Considerations

Our products are subject to state regulation. Under state consumer protection laws, state attorneys general, like the FTC can bring actions against us should they believe that the claims being made for any of our products are not truthful, are misleading and/or if they believe that the claims are not substantiated. States have also obtained significant monetary penalties against companies that have sold products with false, misleading or unsubstantiated weight loss claims.

We may be subject in the future to additional laws or regulations administered by federal, state, local regulatory authorities, the repeal or amendment of laws or regulations which we consider favorable, such as DSHEA, or more stringent interpretations of current laws or regulations. We cannot predict the nature of future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. Such future laws and regulations could, however, require the reformulation of products to meet new standards, the recall or discontinuance of product that cannot be reformulated, the imposition of additional record keeping requirements, expanded documentation of product efficacy, expanded or modified labeling and scientific substantiation, including health warnings or restrictions on benefits described for our products. Any or all of such requirements could negatively impact sales of our products or increase our cost, resulting in a material adverse impact on our operations, consolidated financial position or results of operations.

Environmental Protection

We are operating within existing federal, state and local environmental laws and regulations and are taking action aimed at assuring compliance therewith. Compliance with such laws and regulations is not expected to materially affect our capital expenditures, earnings or competitive position.

Seasonality

Typically in the functional water industry, revenue is strongest in the 2 nd and 3 rd quarters of the year. Although our business experiences fluctuations in sales due to seasonality, we have added distributors in more temperate climates, such as California and Arizona, in an effort to mitigate some of the seasonality in our revenues. We believe the overall impact of seasonality on revenue is difficult to predict at this time.

Number of Employees

As of December 31, 2008, we had a total of fifteen employees. Our independent contractors provide services to us on an at-will basis. Our employees are not subject to any collective bargaining agreement. We believe that employee relations are good.

Item 1A. Risk Factors.

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this Annual Report. We undertake no obligation to update any information contained in these forward-looking statements.

<u>General Risks Related to Our Business</u>

We have a limited operating history and our business model is highly speculative at the present time.

We only have a limited operating history upon which potential investors may base an evaluation of our prospects. To date, we have only had limited revenues and our business model is subject to a high degree of risk. For the year ended December 31, 2008, we had revenues of $2,179,055 as compared to revenues of $752,825 for the year ended December 31, 2007. There can be no assurance that we will be able to continue to generate revenues or that we will be profitable. Prospective investors may lose all or a portion of their investment. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in a highly competitive market, such as the market in which we compete. Such risks include, but are not limited to, our ability to obtain and retain customers and attract a significant number of new customers, the growth of the markets we intend to pursue, our ability to implement our growth strategy, especially the sales and marketing efforts, and the introduction of new products by us and our competitors.

We have a history of operating losses. If we continue to incur operating losses, we eventually may have insufficient working capital to maintain operations.

As of December 31, 2008, we had an accumulated deficit of $22,229,657, of which $14,234,212 is directly related to the development of Skinny Nutritional products. For the years ended December 31, 2008 and December 31, 2007, we incurred losses from operations of $6,232,123 and $5,698,643, respectively. If we are not able to begin to earn an operating profit at some point in the future, we will eventually have insufficient working capital to maintain our operations as we presently intend to conduct them.

We have limited working capital and will need to raise additional capital in the future and our independent auditors have included a "going concern" opinion in their report.

At December 31, 2008, our cash and cash equivalents was approximately $236,009. We have been substantially reliant on capital raised from private placements of our securities to fund our operations. During the 2008 fiscal year, we raised an aggregate amount of $5,205,690 from the sale of securities to accredited investors in private transactions pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. We believe that net cash on hand as of the date of this report and cash anticipated from operations will only be sufficient to meet our expected cash needs for working capital and capital expenditures for a period of less than twelve months, without raising additional capital from the sale of our securities. This will depend, however, on our ability to execute on our 2009 operating plan and to manage our costs in light of developing economic conditions and the performance of our business.

Accordingly, we have an immediate need for additional cash which we must satisfy either by immediately developing a market for our products, selling additional securities in private placements or by negotiating for an extension of credit from third party lenders. If we are unable to obtain additional capital, we will need to reduce costs and operations substantially. Our independent auditors have included a "going concern" explanatory paragraph in their report to our financial statements for the year ended December 31, 2008, citing recurring losses from operations. Our capital needs in the future will depend upon factors such as market acceptance of our products and any other new products we launch, the success of our independent distributors and our production, marketing and sales costs. None of these factors can be predicted with certainty.

If we are unable to achieve sufficient levels of sales to break-even, we will need substantial additional debt or equity financing in the future for which we currently have no commitments or arrangement. We cannot assure you that any additional financing, if required, will be available or, even if it is available that it will be on terms acceptable to us. If we raise additional funds by selling stock or convertible securities, the ownership of our existing shareholders will be diluted. Further, if additional funds are raised though the issuance of equity or debt securities, such additional securities may have powers, designations, preferences or rights senior to our currently outstanding securities and, in the case of additional equity securities, the ownership of our existing shareholders will be diluted. Any inability to obtain required financing on sufficiently favorable terms could have a material adverse effect on our business, results of operations and financial condition. If we are unsuccessful in raising additional capital and increasing revenues from operations, we will need to reduce costs and operations substantially. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected.

Our letter of credit was supported by a demand loan and we may be required to repay this amount on the demand of the lender.

On April 4, 2007, we closed on a secure loan arrangement with Valley Green Bank pursuant to which we received funds in the amount of $350,000. We have applied these funds to satisfy our obligations to Madison Bank. Interest will be charged on the unpaid principal of this new loan arrangement until the full amount of principal has been paid at the rate of 8.25% per annum. We were obligated to repay this new loan in full immediately on the bank's demand, but in no event later than March 20, 2008. Since that date the bank has extended the term of the loan. Interest payments are due on a monthly basis. The loan is secured by collateral consisting of a perfected first priority pledge of certain marketable securities held by our Chairman and entities with which he is affiliated. We also agreed to a confession of judgment in favor of the bank in the event we default under the loan agreements. The loan agreements also require the consent of the bank for certain actions, including incurring additional debt and incurring certain liens. The maturity of this loan had been extended to March 20, 2009 and we are currently negotiating the repayment terms of the outstanding balance due on this loan with the bank. The current balance on the loan is $162,500. No assurances, however, can be given that the bank will continue to extend the term of this loan for any specific duration, if at all.

We entered into a secured financing arrangement based on our accounts receivable and if we are unable to make the scheduled payments on this facility or maintain compliance with other contractual covenants, we may default on this agreement.

On November 23, 2007, we entered into a one-year factoring agreement with United Capital Funding of Florida ("UCF"). The agreement initially provided for an initial funding limit of $300,000 and subsequently our borrowing limit was increased to $750,000. On November 23, 2007 we received an initial funding through this arrangement of $124,269 and as of the date of this report, we have no balance outstanding under this arrangement. Under this arrangement, all accounts submitted for purchase must be approved by UCF. The applicable factoring fee is 0.45% of the face amount of each purchased account and the purchase price is 80% of the face amount. UCF will retain the balance as a reserve, which it holds until the customer pays the factored invoice to UCF. In the event the reserve account is less than the required reserve amount, we will be obligated to pay UCF the shortfall. In addition to the factoring fee, we will also be responsible for certain additional fees upon the occurrence of certain contractually-specified events. As collateral securing the obligations, we granted UCF a continuing first priority security interest in all accounts and related inventory and intangibles. In addition, upon the occurrence of certain contractually-specified events, UCF may require us to repurchase a purchased account on demand. In connection with this arrangement, each of our Chairman and Chief Executive Officer agreed to personally guarantee our obligations to UCF. The agreement will automatically renew for successive one year terms until terminated. Either party may terminate the agreement on three month's prior written notice. We are liable for an early termination fee in the event we fail to provide UCF with the required written notice. We are currently negotiating with the lender for more favorable terms. In case of an uncured default, the following actions may be taken against us:

- All outstanding obligations would be immediately due and payable;
- Any future advancement of funds facility would cease; and
- All collateral, as defined in the agreement, could be seized and disposed of.

Fluctuations in our quarterly revenue and results of operations may lead to reduced prices for our stock.

Our quarterly net revenue and results of operations can be expected to vary significantly in the future. The business in which we compete experiences substantial seasonality caused by the timing of customer orders and fluctuations in the size and rate of growth of consumer demand. In other particular fiscal quarters, our net revenues may be lower and vary significantly. As a result, we cannot assure you that our results of operations will be consistent on a quarterly or annual basis. If our results of operations in a quarter fall below our expectations or those of our investors; the price of our common stock will likely decrease.

Our revenues will decline and our competitive position will be adversely affected if we are unable to introduce successful products on a timely basis.

Our business performance depends on the timely introduction of successful products or enhancements of existing products. Our inability to introduce products or enhancements, or significant delays in their release, could materially and adversely affect the ultimate success of our products and, in turn, our business, results of operations and financial condition. The process of introducing products or product enhancements is extremely complex, time consuming and expensive.

Our business is subject to many regulations and noncompliance is costly.

The production, marketing and sale of our beverages and dietary supplement product, including contents, labels, caps and bottles, and claims made for our products are subject to the rules and regulations of various federal, provincial, state and local health agencies, including the U.S. Food and Drug Administration and the Federal Trade Commission. If a regulatory authority or any state attorney general were to find that a current or future product or production run is not in compliance with any of these regulations or that any of the claims made for our products are false, misleading or not adequately substantiated, we may be fined, production may be stopped or we may be forced to make significant changes to the products or claims made for them, thus adversely affecting our financial conditions and operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. The rules and regulations of FDA, FTC and other federal, provincial, state and local agencies are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

The dietary supplement industry is highly regulated at both the state and federal level.

The manufacture, packaging, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by numerous governmental agencies which regulate our products. Our products are subject to regulation by, among other regulatory entities, the Food and Drug Administration ("FDA") and the Federal Trade Commission ("FTC"). Advertising and other forms of promotion and methods of marketing of our products are subject to regulation by the FTC which regulates these activities under the Federal Trade Commission Act ("FTCA").

The manufacture, labeling and advertising of our products are also regulated by various state and local agencies as well as those of each foreign country to which we distribute our products. If we are unable to comply with applicable regulations and standards in any jurisdiction, we might not be able to sell our products in that jurisdiction, and our business could be seriously harmed.

Our products are regulated as a dietary supplement under the Federal Food, Drug and Cosmetic Act ("FFDCA"), and are, therefore, not subject to pre-market approval by the FDA. However, our products are subject to extensive regulation by the FDA relating to adulteration and misbranding. For instance, we are responsible for ensuring that all dietary ingredients in a supplement are safe, and must notify the FDA in advance of putting a product containing a new dietary ingredient (i.e., an ingredient not present in the U.S. food supply as an article used for food before October 15, 1994) on the market and furnish adequate information to provide reasonable assurance of the ingredient's safety. Furthermore, if we make statements about the supplement's effects on the structure or function of the body, we must, among other things, have adequate substantiation that the statements are truthful and not misleading. In addition, our product labels must bear proper ingredient and nutritional labeling and our products must be manufactured in accordance with current good manufacturing practices or "GMPs" for foods. The FDA has published notice of its intention to issue new GMPs specific to dietary supplements, which, when finally adopted may be more expensive to follow than prior GMPs. A dietary supplement product can be removed from the market if it is shown to pose a significant or unreasonable risk of illness or injury. Moreover, if the FDA determines that the "intended use" of any of our products is for the diagnosis, cure, mitigation, treatment or prevention of disease, the product would meet the definition of a drug and could not be sold as a dietary supplement until such time that the "intended use" of the product is not for the diagnosis, cure, mitigation, treatment or prevention of disease. Our failure to comply with applicable FDA regulatory requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions.

Our advertising is subject to regulation by the FTC under the FTCA, which prohibits unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce. Further, the FTCA provides that the dissemination or the causing to be disseminated of any false or misleading advertisement pertaining to, among other things, drugs or foods, which includes dietary supplements, is an unfair or deceptive act or practice. Under the FTC's "substantiation doctrine," an advertiser is required to have a "reasonable basis" for all product claims at the time the claims are first used in advertising or other promotions. Failure to adequately substantiate claims may be considered either as a deceptive or unfair practice. Pursuant to this FTC requirement, we are required to have adequate substantiation for all advertising claims made about our products. The type of substantiation will be dependent upon the product claims made. For example, a health claim normally would require competent and reliable scientific evidence, while a taste claim may only require competent and reliable survey evidence.

In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC has specifically launched a nationwide law enforcement sweep called "Project Waistline" against companies making false and/or inadequately substantiated weight loss claims. The initiative was created to stop deceptive advertising, provide refunds to consumers harmed by unscrupulous weight-loss advertisers, and encourage media outlets not to carry advertisements containing bogus weight loss claims and to educate consumers to be on their guard against companies promising weight loss without diet or exercise. These enforcement actions have often resulted in consent decrees and the payment of substantial civil penalties and/or restitution by the companies involved. If the FTC has reason to believe the law is being violated (e.g., we do not possess adequate substantiation for product claims), it can initiate enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, and divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. Violation of such orders could result in substantial financial or other penalties. Any such action by the FTC would materially adversely affect our ability to successfully market our products.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage our business could be impaired.

Our future success depends upon the continued service of our key management as well as upon our ability to attract, motivate and retain highly qualified employees with management, marketing, sales, creative and other skills. Currently, all of our employees are at-will and we cannot assure you that we will be able to retain them. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues. Further, our business, operating results and financial condition could also be materially and adversely affected if we fail to attract additional highly qualified employees. In our industry, competition for highly skilled and creative employees is intense and costly. We expect this competition to continue for the foreseeable future, and we may experience increased costs in order to attract and retain skilled employees. We cannot assure you that we will be successful in attracting and retaining skilled personnel.

Significant competition in our industry could adversely affect our business.

Our market is highly competitive and relatively few products achieve significant market acceptance. Further, the market for dietary supplements is also highly competitive and our competitors in the functional beverage segment include well known brands such as Glaceau Vitamin Water ® and SoBe Life Water ®. These current and future competitors may also gain access to wider distribution channels than we do. As a result, these current and future competitors may be able to:

- respond more quickly to new or emerging technologies or changes in customer preferences;
- carry larger inventories;
- undertake more extensive marketing campaigns; and
- adopt more aggressive pricing policies.

We may not have the resources required for us to respond effectively to market or technological changes or to compete successfully with current and future competitors. Increased competition may also result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

We must rely on the performance of distributors, major retailers and chains for the success of our business and their performance may adversely affect our operations and financial condition.

We must engage distributors to sell our products principally to major retailers and chains including supermarkets, drugstores and convenience stores. We also have distribution arrangements with retail accounts, including Target, to distribute our products through their venues. These relationships are typically on a purchase-order basis. We do not have any relationships with distributors that are subject to significant minimum purchase commitments. Accordingly, we cannot assure any given level of performance by our distributors and we do not have any assurance that these accounts will result in recurring orders. The poor performance of our distributors, retailers or chains or our inability to collect accounts receivable from our distributors, retailers or chains could materially and adversely affect our results of operations and financial condition. Further, these arrangements are terminable at any time by these retailers or us.

In addition, distributors and retailers of our products offer products which compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that distributors or retailers may give higher priority to products of our competitors. In the future, our distributors and retailers may not continue to purchase our products or provide our products with adequate levels of promotional support. Accordingly, there can be no assurance that we will be able successfully to sell, market, commercialize or distribute our products at any time in the future.

A decision by any of these retailers, or any other large retail accounts we may obtain, to decrease the amount purchased from us or to cease carrying our products could have a material adverse effect on our reputation, financial condition and consolidated results of operations. In addition, we may not be able to establish additional distribution arrangements with other national retailers. In addition, if we become more dependent on national retail chains, these retailers may assert pressure on us to reduce our pricing to them or seek significant product discounts. In general, our margins are lower on our sales to these customers because of these pressures. Any increase in our costs for these retailers to carry our product, reduction in price, or demand for product discounts could have a material adverse effect on our profit margin. Finally, our "direct to retail" distribution arrangements may have an adverse impact on our existing relationships with our independent regional distributors, who may view our "direct to retail" accounts as competitive with their business, making it more difficult for us to maintain and expand our relationships with independent distributors.

We will rely heavily on independent distributors, and this could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand our business into other geographic markets.

Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. Although we had established relationships with distributors in a number of markets across the United States for our products, we currently do not have any long-term, written distribution agreements with significant minimum purchase commitments. Further, these agreements typically may be terminated at any time generally with a termination fee. Therefore, we may not be able to maintain our current distribution relationships or establish and maintain successful relationships with distributors in new geographic distribution areas. Moreover, there is the additional possibility that we may have to incur additional expenditures to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets.

Further, we expect that any distributor we engage with will sell and distribute competing products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, our sales and profitability will be adversely affected. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include:

- the level of demand for our brands and products in a particular distribution area,
- our ability to price our products at levels competitive with those offered by competing products, and
- our ability to deliver products in the quantity and at the time ordered by distributors.

We cannot ensure that we will be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results.

We will incur significant time and expense in attracting additional distributors for our products.

Our marketing and sales strategy presently, and in the future, will rely on the availability and performance of independent distributors. We currently do not have any long-term, written distribution agreements with significant minimum purchase commitments. We intend to enter into written agreements with key distributors for varying terms and duration; however, many distribution relationships may be based solely on purchase orders and terminable by either party at will. We do not anticipate that in the future we will be able to establish, long-term contractual commitments from many of our distributors. In addition, we cannot provide any assurance as to the level of performance by our distributors under such agreements, that these agreements will include minimum purchase commitments by the distributors or that those agreements will not be terminated early. Moreover, there is the possibility that we may have to incur significant additional expenditures or agree to additional obligations to attract and maintain key distributors in one or more of our geographic distribution areas in order to profitably exploit our geographic markets, including the granting of exclusive rights for a defined territory or imposition of termination payments. There is no assurance that we will be able to establish distribution relationships or maintain successful relationships with distributors in our geographic distribution areas. If we are unable to establish or maintain successful distribution relationships, our business, financial condition, results of operations and cash flows will be adversely affected.

Because our distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales.

Our independent distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors typically order products from us on a recurring basis in quantities based on the demand for the products in a particular distribution area. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our independent distributors or that any of our distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. In order to be able to deliver our products on a timely basis, we need to maintain adequate inventory levels of the desired products. However, we cannot predict the number of cases sold by any of our distributors. If we fail to meet our shipping schedules, we could damage our relationships with distributors and/or retailers, increase our shipping costs or cause sales opportunities to be delayed or lost, which would unfavorably impact our future sales and adversely affect our operating results. In addition, if the inventory of our products held by our distributors and/or retailers is too high, they will not place orders for additional products, which would also unfavorably impact our future sales and adversely affect our operating results.

We rely on third-party bottles, which could result in inefficiencies in our management of our marketing and distribution efforts.

We do not directly manufacture our products, but instead outsource such manufacturing to bottlers and other contract packers. As a consequence, we depend on third parties to produce our beverage products and deliver them to distributors. Our ability to attract and maintain effective relationships with these parties for the production and delivery of our products in a particular geographic distribution area is important to the achievement of successful operations within each distribution area. Competition for bottlers' business is intense and this could make it more difficult for us to obtain new or replacement bottlers, or to locate back-up bottlers, in our various distribution areas, and could also affect the economic terms of our agreements with them. Our bottlers may terminate their arrangements with us at any time, in which case we could experience disruptions in our ability to deliver products to our customers. We may not be able to maintain our relationships with current contract bottlers or establish satisfactory relationships with new or replacement parties. The failure to establish and maintain effective relationships with bottlers for a distribution area could increase our manufacturing costs and thereby materially reduce profits realized from the sale of our products in that area. In addition, a disruption or delay in production of any of such products could significantly affect our revenues from such products as alternative co-packing facilities in the United States with adequate capacity may not be available for such products either at commercially reasonable rates, and/or within a reasonably short time period, if at all. Consequently, a disruption in production of such products could adversely affect our revenues.

In addition, to the extent demand for our products exceeds available inventory and the capacities produced by contract packing arrangements, or orders are not submitted on a timely basis, we will be unable to fulfill distributor orders on demand. Conversely, we may produce more product than warranted by the actual demand for it, resulting in higher storage costs and the potential risk of inventory spoilage. Our failure to accurately predict and manage our contract packaging requirements may impair relationships with our independent distributors and key accounts, which, in turn, would likely have a material adverse effect on our ability to maintain profitable relationships with those distributors and key accounts.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly with new products, and may be less precise during periods of rapid growth, particularly in new markets. If we materially underestimate demand for our products or are unable to secure sufficient ingredients or raw materials including, but not limited to, bottles, labels, flavors, supplements, certain sweeteners, or packing arrangements, we might not be able to satisfy demand on a short-term basis. Moreover, industry-wide shortages of certain juice concentrates, supplements and sweeteners have been and could, from time to time in the future, be experienced. Such shortages could interfere with and/or delay production of certain of our products and could have a material adverse effect on our business and financial results. We generally do not use hedging agreements or alternative instruments to manage this risk.

We rely upon our ongoing relationships with our key flavor suppliers. If we are unable to source our flavors on acceptable terms from our key suppliers, we could suffer disruptions in our business.

Generally, flavor suppliers hold the proprietary rights to their flavors. Consequently, we do not have the list of ingredients or formulae for our flavors and certain of our concentrates readily available to us and we may be unable to obtain these flavors or concentrates from alternative suppliers on short notice. Industry-wide shortages of certain juice concentrates, supplements and sweeteners have been, and could, from time to time in the future, be experienced. Such shortages could interfere with and/or delay production of certain of our products. If we have to replace a flavor supplier, we could experience temporary disruptions in our ability to deliver products to our customers which could have a material adverse effect on our results of operations.

We need to effectively manage our growth and execution of our business plan. Any failure to do so would negatively impact our profitability.

To manage operations effectively and maintain profitability, we must continue to improve our operational, financial and other management processes and systems. Our success also depends largely on our ability to maintain high levels of employee utilization, to manage our production costs and general and administrative expense, and otherwise to execute on our business plan. We need to maintain adequate operational controls and focus as we add new brands and products, distribution channels, and business strategies. There are no assurances that we will be able to effectively and efficiently manage our growth. Any inability to do so could increase our expenses and negatively impact our profit margin.

We rely on our agreements with Peace Mountain and Interhealth Nutraceuticals for our Skinny Water product.

Our Skinny Water product is available to us through our license agreement with Peace Mountain. Peace Mountain holds the proprietary rights to the Skinny Water brand and grants us the exclusive right to distribute the Skinny Water product pursuant to the terms of an exclusive license agreement. Our Skinny Water product is an important element of our business strategy and we expect to derive a substantial amount of business from this product. We cannot provide assurance that we will achieve expected sales levels from this relationship. Under the Company's current agreement with Peace Mountain, we have a minimum royalty obligation based on a percentage of wholesale sales with a quarterly minimum of $15,000. Our rights to the trademarks are in perpetuity as long as we satisfy the quarterly minimum payment of $15,000. We have spent significant resources building the Skinny Water brand which we license in perpetuity under our agreement wit Peace Mountain. Our licensors may terminate their agreements with us due to our failure to comply with its contractual obligations. If Peace Mountain terminates the agreement, we will not be able to successfully market Skinny Water and our business, financial condition, results of operations and cash flows will be significantly harmed.

Disruption of our supply chain could have an adverse effect on our business, financial condition and results of operations.

Our ability and that of our suppliers, business partners (including packagers), contract manufacturers, independent distributors and retailers to make, move and sell products is critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics such as avian flu, strikes or other reasons, could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

We have limited the liability of our directors.

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by stockholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breach of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derived an improper personal benefit. Our Amended and Restated By-laws indemnify the Officers and Directors to the full extent permitted by Nevada law. The By-laws (with these exceptions) eliminates any personal liability of a Director to the stockholders for monetary damages for breach of a Director's fiduciary duty.

Therefore, a Director cannot be held liable for damages to the shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. Our Articles may provide for indemnification to the full extent permitted under law, which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the company to the full extent and under all circumstances permitted by law. Indemnification is permitted under Nevada law if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, management has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Certain Factors Relating to Our Industry

We compete in an industry that is brand-conscious, so brand name recognition and acceptance of our products are critical to our success.

Our business is substantially dependent upon awareness and market acceptance of our products and brands by our targeted consumers. In addition, our business depends on acceptance by our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. It is too early in the product life cycle of our brands to determine whether our products and brands will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers. We believe that the success of our brands will be substantially dependent upon acceptance of our brand by consumers, distributors and retailers. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Competition from traditional non-alcoholic beverage manufacturers may adversely affect our distribution relationships and may hinder development of our existing markets, as well as prevent us from expanding our markets.

The functional beverage industry is highly competitive. We compete with other beverage companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by our distributors, all of who also distribute other beverage brands. Our products compete with all non-alcoholic beverages, most of which are marketed by companies with greater financial resources than what we have. Some of these competitors are placing severe pressure on independent distributors not to carry competitive functional beverage brands such as ours. We also compete with national beverage producers.

Some of our direct competitors include Vitamin Water, Life Water, Fuze and Sobe. Increased competitor consolidations, market place competition, particularly among branded beverage products, and competitive product and pricing pressures could impact our earnings, market share and volume growth. If, due to such pressure or other competitive threats, we are unable to sufficiently maintain or develop our distribution channels, we may be unable to achieve our current revenue and financial targets. As a means of maintaining and expanding our distribution network, we intend to introduce product extensions and additional brands. There can be no assurance that we will be able to do so or that other companies will not be more successful in this regard over the long term. Competition, particularly from companies with greater financial and marketing resources than us, could have a material adverse affect on our existing markets, as well as our ability to expand the market for our products.

We may face intellectual property infringement claims and other litigation which would be costly to resolve.

We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against us in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. Whether brought by or against us, these claims can be time consuming, result in costly litigation and divert management's attention from our day-to-day operations, which can have a material adverse effect on our business, operating results and financial condition. Further, similar to our competitors, we will likely become subject to litigation. Such litigation may be costly and time consuming and may divert management's attention from our day-to-day operations. In addition, we cannot assure you that such litigation will be ultimately resolved in our favor or that an adverse outcome will not have a material adverse effect on our business, results of operations and financial condition.

We may face increased competition and downward price pressure if we are unable to protect our intellectual property rights.

Our business is heavily dependent upon our confidential and proprietary intellectual property. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights. However, current U.S. and international laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Furthermore, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Our business, results of operations and financial condition could be adversely affected if a significant amount of unauthorized copying of our products were to occur or if other parties develop products substantially similar to our products. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.

We compete in an industry characterized by rapid changes in consumer preferences, so our ability to continue developing new products to satisfy our consumers' changing preferences will determine our long-term success.

Our current market distribution and penetration may be limited with respect to the population as a whole to determine whether the brand has achieved initial consumer acceptance, and there can be no assurance that this acceptance will ultimately be achieved. Based on industry information and our own experience, we believe that in general alternative or New Age beverage brands and products may be successfully marketed for five to nine years after the product is introduced in a geographic distribution area before consumers' taste preferences change, although some brands or products have longer lives. In light of the limited life for alternative or New Age beverage brands and products, a failure to introduce new brands, products or product extensions into the marketplace as current ones mature could prevent us from achieving long-term profitability. In addition, customer preferences are also affected by factors other than taste, such as the recent media focus on obesity in youth. If we do not adjust to respond to these and other changes in customer preferences, our sales may be adversely affected.

We could be exposed to product liability claims for personal injury or possibly death.

Although we have product liability insurance in amounts we believe are adequate, we cannot assure that the coverage will be sufficient to cover any or all product liability claims. To the extent our product liability coverage is insufficient, a product liability claim would likely have a material adverse affect upon our financial condition. In addition, any product liability claim successfully brought against us may materially damage the reputation of our products, thus adversely affecting our ability to continue to market and sell that or other products.

The global economic crisis may adversely impact our business and results of operations.

The beverage industry can be affected by macro economic factors, including changes in national, regional, and local economic conditions, employment levels and consumer spending patterns. The recent disruptions in the overall economy and financial markets as a result of the global economic crisis have adversely impacted the U.S. market. This has reduced consumer confidence in the economy and could negatively affect consumers' willingness to purchase our products as they reduce their discretionary spending. Moreover, current economic conditions may adversely affect the ability of our distributors to obtain the credit necessary to fund their working capital needs, which could negatively impact their ability or desire to continue to purchase products from us in the same frequencies and volumes as they have done in the past. We also may be unable to access credit markets on favorable terms or at all. There can be no assurances that government responses to the disruptions in the financial markets will restore consumer confidence, stabilize the markets or increase liquidity and the availability of credit. If the current economic conditions persist or deteriorate, sales of our products could be adversely affected, the credit status of our customers could be impacted, collectibility of accounts receivable may be compromised and we may face obsolescence issues with our inventory, any of which could have a material adverse impact on our operating results and financial condition.

Certain Factors Related to Our Common Stock

Because our common stock is traded on the OTC Bulletin Board, a shareholder's ability to sell shares in the secondary trading market may be limited.

Our common stock is currently listed for trading in the United States on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of our securities than if the securities were traded on the NASDAQ Stock Market or another national exchange, like The New York Stock Exchange or American Stock Exchange.

Because our common stock is considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

In addition, our common stock is subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that is not quoted on the NASDAQ Stock Market and that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "accredited investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stock held in the account, and certain other restrictions. For as long as our common stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for us to raise capital in the future through sales of equity in the public or private markets.

The price of our common stock may be volatile, and a shareholder's investment in our common stock could suffer a decline in value.

There has been significant volatility in the volume and market price of our common stock, and this volatility may continue in the future. In addition, there is a greater chance for market volatility for securities that trade on the OTC Bulletin Board as opposed to a national exchange. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the beverage industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our common stock and the relative volatility of such market price. The price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including, but not limited to, the following:

- quarter to quarter variations in results of operations;
- our announcements of new products;
- our competitors' announcements of new products;
- general conditions in the beverage industry; or
- investor and customer perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

Additionally, the public stock markets experience extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons often unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There are outstanding a significant number of shares available for future sales under Rule 144.

As of December 31, 2008, of the 195,503,3137 issued and outstanding shares of our Common Stock, approximately 96,444,684 shares may be deemed "restricted shares" and, in the future, may be sold in compliance with Rule 144 under the securities Act of 1933, as amended. Rule 144 provides that a person holding restricted securities for a period of one year may sell in brokerage transactions an amount equal to 1% of our outstanding Common Stock every three months. A person who is a "non-affiliate" of our Company and who has held restricted securities for over two years is not subject to the aforesaid volume limitations as long as the other conditions of the Rule are met. Possible or actual sales of our Common Stock by certain of our present shareholders under Rule 144 may, in the future, have a depressive effect on the price of our Common Stock in any market which may develop for such shares. Such sales at that time may have a depressive effect on the price of our Common Stock in the open market.

There are a significant number of outstanding securities convertible or exercisable into shares of common stock, the conversion or exercise of which may have a dilutive effect on the price of our common stock.

As of December 31, 2008, there were outstanding and immediately exercisable options to purchase 7,530,000 shares of Common Stock and other warrants to purchase 15,713,723 shares of Common Stock. The shares underlying warrants (including the warrants that are granted upon conversion of the debentures) represent approximately 8% of our common stock, and the shares underlying our currently outstanding options represent approximately 4% of our common stock. The exercise of these securities will cause dilution to our shareholders and the sale of the underlying Common Stock (or even the potential of such exercise or sale) may have a depressive effect on the market price of our securities. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of the outstanding options and warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise terms provided by the outstanding options and warrants.

Our Board of Directors has the ability to issue "blank check" Preferred Stock.

Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of "blank check" preferred stock, with such designation rights and preferences as may be determined from time to time by the Board of Directors. Currently, there are no shares of preferred stock are issued and outstanding. The Board of Directors is empowered, however, without shareholder approval, to issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any additional shares of our preferred stock, there can be no assurance that we will not do so in the future.

Item 1B. Unresolved Staff Comments

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 2: Description of Property

During the 2008 fiscal year our corporate offices were located at 3 Bala Plaza East, Suite 117, Bala Cynwyd, Pennsylvania. On January 9, 2009, we entered into a sublease with Hallinan Capital Corp. for approximately 1,978 square feet of office space located at Three Bala Plaza East, Suite 101, Bala Cynwyd, PA 19004. The premises will serve as the Company's new corporate headquarters. The sublease expires two years following the commencement date and will terminate on such expiration date provided that either party gives six months notice of its intention to terminate the lease to the other party. In the event that neither party provides such notice, the sublease will continue on a month to month basis, with either party having the right to terminate at any time upon the provision of six months written notice. The sublease will, however, terminate without regard to such notice provisions upon the expiration or termination of the lease under which the premises have been sublet to the Company. The sublease calls for monthly payments of $5,192.25 from the commencement date and through October 2009. Thereafter, the rent due under the sublease will be increased by $1,978 per annum.

Item 3: Legal Proceedings

Except as described below, we are not currently a party to any lawsuit or proceeding which, in the opinion of our management, is likely to have a material adverse effect on us.

On March 24, 2008, the Company requested arbitration with Peace Mountain Corporation to clarify certain aspects of the licensing agreement. The arbitration will be administered by the American Arbitration Association in Providence, R.I. The items in question are the timing of payments to Peace Mountain, the approval process for the use of trademarks, the approval process for formulas and the protection of trademark rights in foreign countries. The Company feels that this arbitration will result in a more definitive agreement for the future. The Company is currently in discussions with Peace Mountain to complete this agreement.

On or about June 30, 2008, the Company filed an arbitration claim with the Financial Industry Regulatory Authority ("FINRA") against ROGO Capital, LLC ("ROGO"), FINRA Case No. 08-02163, alleging breach of contract and fraud claims concerning ROGO's alleged misrepresentations made in connection with the Company's retention of ROGO to serve as its placement agent and ROGO's alleged non-performance under the placement agreement. ROGO disputes these claims and in response, on or about September 4, 2008, ROGO filed a counterclaim in the FINRA arbitration against the Company alleging breach of the placement agreement and claiming damages of approximately $241,000. The Company disputes ROGO's allegations and is vigorously defending the counterclaim. The parties are now engaged in discovery. The FINRA arbitration hearing on the dispute is scheduled to begin on July 13, 2009.

In addition, we are subject to other claims and litigation arising in the ordinary course of business. Our management considers that any liability from any reasonably foreseeable disposition of such other claims and litigation, individually or in the aggregate, would not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4: Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter ended December 31, 2008.

PART II

Item 5: Market for Common Equity and Related Stockholder Matters

Following our name change, our common stock has traded on the OTC Bulletin Board since December 27, 2006 under the symbol SKNY.OB. Our common stock previously traded on the OTC Bulletin Board under the symbol CEII.OB from June 21, 2006 until December 26, 2006. Previously, our common stock traded on the OTC Pink Sheets under the symbol CEII.PK. The table set forth below shows the high and low bid information for the past two years. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. According to our stock transfer agent records, we had approximately 496 shareholders of our common stock as of December 31, 2008 holding 195,503,317 common shares.

	High Bid	Low Bid
Fiscal 2008		
March 31, 2008	$ 0.15	$ 0.03
June 30, 2008	$ 0.51	$ 0.10
September 30, 2008	$ 0.39	$ 0.15
December 31, 2008	$ 0.19	$ 0.06
Fiscal 2007		
March 31, 2007	$ 0.43	$ 0.17
June 30, 2007	$ 0.28	$ 0.15
September 30, 2007	$ 0.19	$ 0.10
December 31, 2007	$ 0.14	$ 0.06

Dividends and Dividend Policy

There are no restrictions imposed on us that limit our ability to declare or pay dividends on our common stock, except as limited by state corporate law. During the year ended December 31, 2008, no cash or stock dividends were declared or paid and none are expected to be paid in the foreseeable future. We expect to continue to retain all earnings generated by our future operations for the development and growth of our business. The board of directors will determine whether or not to pay dividends in the future in light of our earnings, financial condition, capital requirements and other factors.

Transfer Agent

The transfer for our Common Stock is Interwest Transfer Agency, Salt Lake City, UT.

Securities authorized for issuance under equity compensation plans

The following table provides information about our common stock that may be issued upon the exercise of options and rights under all of our existing equity compensation plans as of December 31, 2008, which consists of our Stock Option Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Stockholders	19,437,500	$ 0.218	562,5000
Equity Compensation Plans Not Approved by Stockholders (1)	15,715,723	$ 0.07	N/A
Total	35,153,223	—	562,500

(1) Consists of warrants issued to third parties for services rendered.

Recent Sales of Unregistered Securities

Except as described elsewhere in this report, we did not issue any securities that were not registered under the Securities Act of 1933 during the fiscal year ended December 31, 2008 or during the current fiscal year, other than those disclosed in previous SEC filings.

Stock Repurchases

During fiscal 2008, we did not repurchase any shares of our common stock.

Item 6. Selected Financial Data

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see "Item 1—Business—Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our audited consolidated financial statements and the notes to our audited consolidated financial statements included elsewhere in this report. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under "Item 1A—Risk Factors" and included in other portions of this report.

Overview

Nature of Operations

We were originally incorporated in the State of Utah on June 20, 1984 as Parvin Energy, Inc. Our name was later changed to Sahara Gold Corporation and on July 26, 1985 we changed our corporate domicile to the State of Nevada and on January 24, 1994 we changed our name to Inland Pacific Resources, Inc. On December 18, 2001, we entered into an agreement and plan of reorganization with Creative Enterprises, Inc. and changed our name to Creative Enterprises International, Inc. and on November 15, 2006, a majority of our common stockholders provided written consent to change the name of the company to Skinny Nutritional Corp. to more accurately describe our evolving operations. This change became effective December 27, 2006. See "Our Products and Strategy" below. This discussion relates solely to the operations of Skinny Nutritional Corp.

We have had limited operations to date and until 2005 our efforts were focused primarily on the development and implementation of our business plan. Since the middle of 2005 we have engaged in significant marketing and sales activities related to our business plan of selling functional beverages and dietary supplements. We have generated revenues of $752,825 for fiscal 2007 and incurred a net loss of $5,698,643 for the year ended December 31, 2007. For our 2008 fiscal year, we generated revenues of $2,179,055 and incurred a net loss of $6,232,123, of which $2,824,252 was non-cash related. The net loss includes general and administrative expenses related to the costs of start-up operations and a significant amount of marketing expenses related to establishing our brand in the market. In addition, the net loss includes a significant amount of public company expenses incurred to become a reporting company and transition the company from the pink sheets to the OTC Bulletin Board. Since the date of the merger and reorganization, we have raised capital through private sales of our common equity and debt securities.

Since our formation and prior to 2005, our operations were devoted primarily to startup and development activities, including obtaining start-up capital; developing our corporate hierarchy, including establishing a business plan; and identifying and contacting suppliers and distributors of functional beverages and dietary supplements. Starting in our 2006 fiscal year, we have been able to devote a majority of our resources to product development, marketing and sales activities regarding our line of Skinny products, including the procurement of a number of purchase orders from distributors. This trend continued in our 2008 fiscal year.

Our Current Products

We operate our business in the rapidly evolving beverage industries and are currently focused on developing, distributing and marketing nutritionally enhanced functional beverages. Enhanced functional beverages have been leading the growth of beverage consumption in the United States. Through the year ended December 31, 2008, we have operated our business in the rapidly evolving functional beverage industry, principally through marketing and distributing our "Skinny Water" line of functional beverages.

Our Skinny Water product line, which we originally introduced in 2005, has been reformulated to include six flavors (Acai Grape Blueberry, Raspberry Pomegranate, Peach Mango Mandarin, Passionfruit Lemonade, Goji Fruit Punch and Orange Cranberry Tangerine). We expect to launch Skinny Teas and new product extensions with zero calories, sugar and sodium and with no preservatives.

Skinny Water is formulated with a proprietary blend of vitamins, minerals and antioxidants. To market this product, we rely on the licenses from Peace Mountain and Interhealth. We worked closely with these companies to agree upon the ingredient blend utilized in Skinny Water. Skinny Water is ephedrine-free and contains no caffeine or sugar. Skinny Water's Raspberry Pomegranate flavor features the all natural, clinically tested ingredient, Hydroxycitric Acid ("Super CitriMax") plus a combination of calcium and potassium. Super CitriMax has been shown to suppress appetite without stimulating the nervous system when used in conjunction with diet and exercise. Skinny Water also includes ChromeMate® which is a patented form of biologically active niacin-bound chromium called chromium nicotinate or polynicotinate that we also obtain from Interhealth.

Our current business strategy is to develop and maintain our current national distribution relationship with Target Corporation, focus in establishing a market for the Skinny beverages in the United States and generate sales and brand awareness through sampling, street teams and retail-centered promotions and advertisements as well as building a national sales and distribution network to take our products into retail and direct store delivery (DSD) distribution channels.

We will principally generate revenues, income and cash by introducing, marketing, selling and distributing finished products in the beverage, health and nutrition industries. We will sell these products through national retailers and local distributors. We have been focused on, and will continue to increase our existing product lines and further develop our markets. We have established relationships with national retailers, including Target for the distribution of Skinny Water. We expect to continue our efforts to distribute Skinny Water through the distributors and retailers. However, these distributors and retailers were not bound by significant minimum purchase commitments and we do not expect that this will change in the near future. Accordingly, we must rely on recurring purchase orders for product sales and we cannot determine the frequency or amount of orders any retailer or distributor may make.

Our primary operating expenses include the following: direct operating expenses, such as transportation, warehousing and storage, overhead, fees and royalties to our suppliers and licensors and marketing costs. We have and will continue to incur significant marketing expenditures to support our brands including advertising costs, sponsorship fees and special promotional events. We have focused on developing brand awareness and trial through sampling both in stores and at events. Retailers and distributors may receive rebates, promotions, point of sale materials and merchandise displays. We seek to use in-store promotions and in-store placement of point-of-sale materials and racks, price promotions, sponsorship and product endorsements. The intent of these marketing expenditures is to enhance distribution and availability of our products as well as awareness and increase consumer preference for our brand, greater distribution and availability, awareness and promote long term growth.

Background of our Product Development Activities

In July 2004, we entered into a license and distribution agreement with Jamnica, d.d. that granted us an exclusive license to distribute Jamnica's bottled waters in North America. Our agreement with Jamnica was for an initial term commencing on the date we received government approvals to distribute the products in the sales territory and continuing for a period of one year from the date the approvals are received. We received approval from the State of New York in April 2005 and the State of California in June 2005. The agreement would have automatically renewed for additional one year terms provided we satisfied certain sales volume targets. If we were unable to satisfy these targets, Jamnica had the right to either terminate the agreement or to appoint additional distributors in the territory. Based on the sales of Jana Water and Jana Skinny Water through the quarter ended September 30, 2006, we did not satisfy these targets.

On October 10, 2006, we entered into an agreement with Jamnica, d.d. and Jana North America, Inc. (the "Modification Agreement"), which agreement is effective as of September 20, 2006, pursuant to which the parties confirmed the termination of our distribution agreement with Jamnica. Under the Modification Agreement, the parties agreed to the following arrangements: (a) our obligation to Jamnica of $207,321 was eliminated; (b) Jamnica and Jana North American paid an amount of $23,125 on our behalf in satisfaction of storage and warehousing fees; (c) receivables due to us from select accounts were transferred to Jana North America; and (d) we made available to Jana North America all inventory of Jana bottled waters in our possession. In addition, the parties agreed that we will cease use of the Jana trademarks and logos and Jamnica and Jana North America agreed not to use any of our licensed trademarks or logos concerning our "Skinny" product line. Pursuant to the Modification Agreement, we also provided additional assistance to Jamnica and Jana North America in the transition for the marketing and distribution of the Jana bottled waters. Each of the parties also agreed to release the other from any obligations or claims arising from the distribution agreement.

We obtained the exclusive worldwide rights from Peace Mountain Natural Beverages Corporation to bottle and distribute a dietary supplement called Skinny Water®. Skinny Water is a line of six flavored enhanced waters, with the Raspberry Pomegranate including an all-natural appetite suppressant that helps people control their appetite in conjunction with diet and exercise. On October 4, 2006, we entered into an amendment to our License and Distribution Agreement with Peace Mountain Natural Beverages. Pursuant to this amendment, we agreed to pay Peace Mountain an amount of $30,000 in two equal monthly installments commencing on the date of the amendment in satisfaction of allegations of non-performance by Peace Mountain. In addition, the parties further agreed to amend and restate our royalty obligation to Peace Mountain, pursuant to which amendment, we will have a minimum royalty obligation to Peace Mountain based on a percentage of wholesale sales with a quarterly minimum of $15,000. Our agreement with Peace Mountain will renew automatically provided that we satisfy the minimum quarterly payment of $15,000 specified in the contract.

On June 7, 2004 we entered into an agreement with Interhealth Nutraceuticals Incorporated and obtained the right to sell, market, distribute and package Super CitriMax® in bottled liquid dietary supplement products. This right was granted by Interhealth on a non-exclusive basis. We use ChromeMate and Super CitriMax® in our Skinny Water products. Further, we must purchase quantities of ChromeMate and Super CitriMax® from the manufacturer and are licensed to use InterHealth's trademarks and logos in marketing products containing ChromeMate and Super CitriMax®. Our agreement with Interhealth will continue unless terminated by either party.

Planned Products

We intend to expand our product line to introduce the following products at such times as management believes that market conditions are appropriate. Products under development or consideration include new Skinny Water flavors, Teas and Shakes.

Management Changes

In October 2006, we reorganized our executive management team. On October 4, 2006, our board of directors elected Mr. Ken Brice as a member of our board of directors and appointed Mr. Michael R. Reis as its interim Chief Operating Officer and also elected him as a director. Further, on October 5, 2006, Mr. Christopher Durkin Chief Executive Officer, President and a director, resigned from such positions with us. In addition, on October 6, 2006, we appointed Mr. Donald J. McDonald to serve as our new Chief Executive Officer, President and as a member of our board of directors. Also, on October 6, 2006, Mr. James Robb notified us that effective on such date he resigned from our board of directors. Subsequently, as of June 30 2007, Mr. McDonald became our Chief Financial Officer in addition to his other positions with us following the resignation of Kenneth Brice, the Company's Chief Financial Officer at that time.

On December 1, 2008, we entered into an employment relationship with Mr. Ronald D. Wilson, who will serve as the President and Chief Executive Officer of the Company effective immediately. Contemporaneously with Mr. Wilson's appointment as the President and Chief Executive Officer of the Company, the Board elected Mr. Wilson to serve on the Company's Board of Directors for a period of one year or until his successor is elected and qualified. Mr. Wilson was appointed to replace Mr. Donald McDonald as the Company's President and Chief Executive Officer. Mr. McDonald continues to serve on the Company's Board of Directors and as the Company's Chief Financial Officer.

Reorganization

On November 15, 2006, holders of approximately 53% of our issued and outstanding common stock consented in writing to the adoption of resolutions approving (1) amendments to our Articles of Incorporation to (a) change our corporate name to "Skinny Nutritional Corp." and (b) increase the number of authorized shares of common stock 250,000,000 shares and (2) an amendment to our Employee Stock Option Plan to increase the number of shares of common stock available to be issued there under to 20,000,000 shares. These actions became effective as of December 27, 2006. Also effective as of such date, we granted an aggregate of 10,650,000 options under our Employee Stock Option Plan, including a total of 5,500,000 options granted to certain of our executive officers.

Advisory Board

On March 20, 2008, the Company announced it established an advisory board to provide advice on matters relating to the Company's products. The Company will seek to appoint up to five individuals to its advisory board. On such date, the Company appointed the following individuals to its advisory board: Pat Croce, Ron Wilson and Michael Zuckerman. As described below, in December 2008, we appointed Mr. Wilson as our Chief Executive Officer and President. The Company also entered into a consulting agreement with Mr. Croce, pursuant to which the Company agreed to issue warrants to purchase 3,000,000 shares of common stock at $.05 per share consideration of his agreement to serve on the Company's Advisory Board and for providing the marketing services for the Company's products. In addition to serving on the Advisory Board, Croce agreed to endorse and advertise, through an affiliate, the Company's products. In additional consideration for his agreement to provide the endorsement and marketing services, the Company agreed to pay a royalty with respect to the sale of its products that he endorses for the duration of his endorsement services. The Company issued each of the other initial members of its advisory board warrants to purchase 1,500,000 shares of Common Stock, exercisable for a period of five years at a price of $0.05. Subsequently, we also granted Mr. Wilson an additional warrant to purchase 1,000,000 shares of Common Stock in April 2008, in consideration for additional consulting services provided by Mr. Wilson to us. These warrants are also exercisable for a period of five years at a price of $0.05 per share. The securities sold in or issued in connection with the financing have not been registered under the Securities Act of 1933, as amended, and were offered and sold in reliance upon the exemption from registration set forth in Section 4(2) thereof. We believe that the investors and the selling agent are "accredited investors"; as such term is defined in Rule 501(a) promulgated under the Securities Act.

Going Concern and Management Plans

To date, we have needed to rely upon selling equity and debt securities in private placements to generate cash to implement our plan of operations. We have an immediate need for cash to fund our working capital requirements and business model objectives and we intend to either undertake private placements of our securities, either as a self-offering or with the assistance of registered broker-dealers, or negotiate a private sale of our securities to one or more institutional investors. However, we currently have no firm agreements with any third-parties for such transactions and no assurances can be given that we will be successful in raising sufficient capital from any proposed financings.

At December 31, 2008, our cash and cash equivalents was approximately $236,009. We have been substantially reliant on capital raised from private placements of our securities to fund our operations. During the 2008 fiscal year, we raised an aggregate amount of $5,205,690 from the sale of securities to accredited investors in private transactions pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. See the discussion below under the caption "Liquidity and Capital Resources" for additional information regarding these transactions.

Based on our current levels of expenditures and our business plan, we believe that our existing cash and cash equivalents (including the proceeds received from our recent private placement), will only be sufficient to fund our anticipated levels of operations for a period of less than twelve months and that without raising additional capital, the Company will be limited in it's projected growth. This will depend, however, on our ability to execute on our 2009 operating plan and to manage our costs in light of developing economic conditions and the performance of our business. Accordingly, generating sales in that time period is important to support our business. However, we cannot guarantee that we will generate such growth. If we do not generate sufficient cash flow to support our operations during that time frame, we will need to raise additional capital and may need to do so sooner than currently anticipated. Our independent auditors have included a "going concern" explanatory paragraph in their report to our financial statements for the year ended December 31, 2008, citing recurring losses and negative cash flows from operations. We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.

If we raise additional funds by selling shares of common stock or convertible securities, the ownership of our existing shareholders will be diluted. Further, if additional funds are raised though the issuance of equity or debt securities, such additional securities may have powers, designations, preferences or rights senior to our currently outstanding securities. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Restatement of Prior Year Results

The Company recently filed an amendment to its Annual Report on Form 10-KSB for the year ended December 31, 2007 to restate its financial statements in order to change its method of accounting for convertible debentures, options and warrants. The Company, after consulting with its independent registered public accounting firm, concluded that the Company should correct an error in the Company's accounting and disclosures for its convertible debentures and stock options and warrants. This conclusion was reached following a thorough evaluation of the Company's accounting treatment of such securities in response to a comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2007. The results of operations reported in this Management's Discussion and Analysis gives effect to this restatement. Further information on the nature and impact of these adjustments is provided in Note 4, "Restatement of Financial Statements" under Notes to Consolidated Financial Statements included in Item 8, "Financial Statements" of this Annual Report on Form 10-K.

Critical Accounting Policies

The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see note 3 to our audited consolidated financial statements.

Revenue Recognition – The Company sells products through multiple distribution channels including resellers and distributors. Revenue is recognized when the product is shipped to our retailers and distributors and is recognized net of discounts. At present, there are no return privileges with our products. Management believes that adequate provision has been made for cash discounts, returns and spoilage based on our historical experience.

Inventories – Inventories are stated at the lower of cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review our inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, production availability and/or our ability to sell the product(s) concerned. Demand for our products can fluctuate significantly. Factors that could affect demand for our products include unanticipated changes in consumer preferences, general market and economic conditions or other factors that may result in cancellations of advance orders or reductions in the rate of reorders placed by customers and/or continued weakening of economic conditions. Additionally, management's estimates of future product demand may be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

Cost of Sales – Cost of sales consists of the costs of raw materials utilized in the manufacture of products, co-packing fees, repacking fees, in-bound freight charges, as well as certain internal transfer costs, warehouse expenses incurred prior to the manufacture of our finished products and certain quality control costs. Raw materials account for the largest portion of the cost of sales. Raw materials include cans, bottles, other containers, ingredients and packaging materials.

Operating Expenses – Operating expenses include selling expenses such as distribution expenses to transport products to customers and warehousing expenses after manufacture, as well as expenses for advertising, commissions, sampling and in-store demonstration costs, costs for merchandise displays, point-of-sale materials and premium items, sponsorship expenses, other marketing expenses and design expenses. Operating expenses also include payroll costs, travel costs, professional service fees including legal fees, termination payments made to certain of our prior distributors, entertainment, insurance, postage, depreciation and other general and administrative costs.

Stock-Based Compensation – We account for share-based compensation arrangements in accordance with the provisions of SFAS No. 123R, "Share-Based Payment" which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. We use the Black-Scholes-Merton option pricing formula to estimate the fair value of our stock options at the date of grant. The Black-Scholes-Merton option pricing formula was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Our employee stock options, however, have characteristics significantly different from those of traded options. For example, employee stock options are generally subject to vesting restrictions and are generally not transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility, the expected life of an option and the number of awards ultimately expected to vest. Changes in subjective input assumptions can materially affect the fair value estimates of an option. Furthermore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by an employee. We use historical data to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. If actual results are not consistent with our assumptions and judgments used in estimating the key assumptions, we may be required to increase or decrease compensation expense or income tax expense, which could be material to our results of operations.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management Discussion and Analysis:

Results of Operations: Year Ended December 31, 2008 compared to Year Ended December 31, 2007

For the twelve months ended December 31, 2008, our revenues were $2,179,055 as compared to $752,825 for the same period last year. This increase in revenues for the twelve months ended December 31, 2008 is due primarily to the introduction of the five reformulated Skinny flavors and the increased volume of product shipment resulting from the development of thee Company's relationship with Target Corp. and new distribution relationships established by the Company during the year. Direct sales to retailers were $304,809 as compared to $705,742 for the prior year period. Sales to our DSD network increased to $1,589,982 in 2008 compared to $37,195 during 2007. Cost of goods sold was $1,873,477 for the year ended December 31, 2008 as compared to $532,812 incurred during the same period last year. Marketing and advertising costs were $2,083,646 for the year ended December 31, 2008 as compared to $721,442 for the same period last year. This increase is attributable to product design and increased advertising expenses along with additional personal to assist our growth in DSD and market areas.

The increased revenue for 2008 was primarily due to an increased volume of product shipment resulting from the development of the Company's reformulation, introduction of 5 new flavors of Skinny Water and growth from our DSDs to 15 at the end of 2008.

General and administrative costs (which include salaries, rent, office overhead, and public company expenses) were $3,421,468 for the twelve months ended December 31, 2008 as compared to $1,715,218 over the same period in 2007. This Increase of 114% is primarily due to costs associated with private placements of stock along with non-cash expenses related to grants of options and warrants.

Interest expense was $67,042 for the year ended December 31, 2008 as compared to $120,514 for the same period last year.

Net loss for the twelve month period was $6,232,123 as compared to $5,698,643 for the same period last year.

Liquidity and Capital Resources

Satisfaction of Cash Requirements and Financing Activities

We have historically primarily been funded through the issuance of common stock, debt securities and external borrowings. We believe that net cash on hand as of the date of this Annual Report is only be sufficient to meet our expected cash needs for working capital and capital expenditures for a period of less than twelve months and without raising additional capital, the Company will be limited in its projected growth. Accordingly, we have an immediate need for additional capital. To raise additional funds, we intend to either undertake private placements of our securities, either as a self-offering or with the assistance of registered broker-dealers, or negotiate a private sale of our securities to one or more institutional investors. We currently have no firm agreements with any third-parties for additional transactions and no assurances can be given that we will be successful in raising sufficient capital from any of these proposed financings. Further, we cannot be assured that any additional financing will be available or, even if it is available that it will be on terms acceptable to us. Any inability to obtain required financing on sufficiently favorable terms could have a material adverse effect on our business, results of operations and financial condition. If we are unsuccessful in raising additional capital and increasing revenues from operations, we will need to reduce costs and operations substantially. Further, if expenditures required to achieve our plans are greater than projected or if revenues are less than, or are generated more slowly than, projected, we will need to raise a greater amount of funds than currently expected. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

We have developed operating plans (forecasts) that project profitability based on known assumptions of units sold, retail and wholesale pricing, cost of goods sold, operating expenses as well as the investment in advertising and marketing. These operating plans are adjusted monthly based on actual results for the current period and projected into the future and include statement of operations, balance sheets and sources and uses of cash. If we are able to meet our operating targets, however, we believe that we will be able to satisfy our working capital requirements. No assurances can be given that our operating plans are accurate nor can any assurances be provided that we will attain any such targets that we may develop.

2008 Financing Activities

As previously reported, we commenced a private offering of its common stock in December 2007 for up to a maximum of $3,200,000 of shares at an offering price of $0.04 per share and the Company had received subscriptions of approximately $3.1 million. In this offering, we received gross proceeds of $3,163,000 and sold an aggregate of 79,075,000 shares of common stock to accredited investors. After giving effect to offering expenses and commissions, the Company received net proceeds of approximately $2.8 million. The Company agreed to pay commissions to registered broker-dealers that procured investors in the offering and issue such persons warrants to purchase such number of shares as equals 10% of the total number of shares actually sold in the offering to investors procured by them. Agent warrants shall be exercisable at the per share price of $0.05 for a period of five years from the date of issuance. Based on the foregoing, agents have earned an aggregate of $55,000 in commissions and 1,362,500 warrants. In connection with the offering, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

In addition, as previously reported, commencing in November 2008, we conducted a private offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder pursuant to which we sought to raise an aggregate amount of $1,875,000 of shares of common stock (the "November Offering"). On February 5, 2009, the Company completed the November Offering. Total proceeds raised in the November Offering were $1,867,690 and the subscribers purchased an aggregate of 31,128,167 shares of common stock. The Company intends to use the net proceeds from the November Offering of approximately $1,800,000 for working capital, repayment of debt and general corporate purposes. In connection with the November Offering, the Company's Chief Executive Officer, Chief Financial Officer and Chairman agreed not to exercise a total of 12,000,000 options and 2,000,000 warrants beneficially owned by them until such time as the Company's stockholders adopt an amendment to its Articles of Incorporation to increase the number of the Company's authorized shares of common stock. The Company agreed to pay commissions to registered broker-dealers that procured investors and issue such persons warrants to purchase such number of shares as equals 10% of the total number of shares actually sold in the November Offering to investors procured by them. Agent warrants are exercisable at the per share price of $0.07 for a period of five years from the date of issuance. We paid total commissions of $20,959 and issued agent warrants to purchase 349,317 shares of common stock. The securities offered have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

In addition to these transactions, the Company sold an aggregate of $175,000 of shares of its common stock to three individual accredited investors in private sales and issued these investors a total of 3,541,667 shares of common stock. In connection with the offering, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

2007 Financings

During the calendar year 2007 the Company's primary means of raising capital was through the sale of common stock through private placements made pursuant to Rule 506 of Regulation D under the Securities Act of 1933. During 2007, the Company received proceeds of $1,188,063 from these financings and issued a total of 15,848,179 shares of common stock to the investors in such offerings. In connection with such financings, the Company issued 2,759,390 warrants to "Selling Agents" and paid them $106,954 dollars in commissions. In addition, the Company also issued an additional 9,809,332 shares of common stock to shareholders from prior subscriptions in the form of reset shares required by the covenants established in the pervious subscription agreements. The securities sold in the above private placements have not been registered under the Securities Act of 1933, as amended, and were offered and sold in reliance upon the exemption from registration set forth in Section 4(2) thereof and Regulation D, promulgated under the Securities Act. We believe that the investors and the selling agent are ''accredited investors'', as such term is defined in Rule 501(a) promulgated under the Securities Act.

Debenture Conversions/Warrant Exercises

On December 22, 2006, we began an offering to the holders of an aggregate principal amount of $2,515,000 of convertible debentures the ability to convert such securities at a reduced conversion rate. The convertible debentures are scheduled to mature at various dates between December 2006 and October 2007 and were initially convertible at the conversion rate of $0.40 into (a) an aggregate of 6,287,500 shares of our common stock and (b) 6,287,500 common stock purchase warrants (the "Conversion Warrants"). We determined to offer the debenture holders the option to convert the outstanding principal amount of their debentures into shares of common stock only at a conversion rate of $0.10 provided that the holders agree to the following: (i) convert the outstanding principal amount of its convertible debentures no later than January 31, 2007, (ii) acknowledge the surrender of the right to receive the Conversion Warrants and (iii) forfeit the unpaid interest that has accrued on such debentures, which was approximately $337,000, in the aggregate. To the extent that any holders decline this offer, such holders would continue to hold their convertible debentures and could elect to either convert such debentures on the original terms thereof or receive repayment of the principal and accrued and unpaid interest thereon, on the stated maturity date of such debentures.

During fiscal 2007, holders of an aggregate principal amount of $2,070,000 of convertible debentures converted such amount into shares of common stock as follows. In the first quarter of fiscal 2007, holders of principal of $1,755,000 of convertible debentures converted such amount into 17,550,000 shares of common stock. During the second quarter of 2007, holders of convertible debentures converted $40,000 of principal into 400,000 common shares. During the fourth fiscal quarter, holders of $255,000 in principal of convertible debentures (plus $51,000 in interest) converted such amounts into 4,613,333 shares of common stock. In addition one investor was repaid in cash for $20,000 in principal and $4,000 in interest. In addition, with respect to the conversion of the debentures that did not elect to convert such securities in response to the conversion offer, the Company issued an aggregate of 765,000 common stock purchase warrants upon the conversion of outstanding debentures in 2007. Of these warrants, 225,000 warrants are exercisable at $0.20 per shares and the remainder are exercisable at $0.50 per share. All warrants expire three years from the date of issuance. The securities issued in the above transactions were not registered under the Securities Act of 1933, as amended, and were offered and sold in reliance upon the exemption from registration set forth in Section 3(a)(9) thereof.

During fiscal 2008, holders of convertible debentures and warrants previously issued by the Company converted or exercised such securities into shares of common stock and warrants as follows. In January 2008, the Company issued 725,000 shares of common stock upon the conversion of an aggregate amount of $72,500 of outstanding convertible debentures (inclusive of interest). The company also issued 300,000 shares of common stock in exchange for a $15,000 dollar note. On January 25, 2008, the Company issued 900,000 shares of common stock and 112,500 common stock purchase warrants upon the conversion of an aggregate amount of $45,000 (inclusive of accrued interest of $15,000) of outstanding convertible debentures. The warrants issued upon conversion of these debentures are exercisable for a period of three years at an exercise price of $0.50 per share. On March 3, 2008, the Company issued 300,000 shares of common stock upon the conversion of an aggregate amount of $15,000 of outstanding convertible debentures. On March 20, 2008, the Company issued 1,125,000 shares of common stock and 112,500 common stock purchase warrants upon the conversion of an aggregate amount of $45,000 (inclusive of accrued interest of $7,500) of notes and interest. The warrants issued upon conversion of these debentures are exercisable for a period of three years at an exercise price of $0.50 per share. On April 11, 2008, the Company issued 1,369,375 shares of common stock upon the conversion of an aggregate amount of $54,775 (inclusive of accrued interest of $10,455) of outstanding convertible debentures. In addition, in May 2008, the Company issued 850,000 shares of common stock upon the conversion of an aggregate amount of $34,000 (inclusive of accrued interest of $2,392) of notes and interest and also issued 1,696,272 shares of common stock upon the exercise of common stock purchase warrants pursuant to a cashless exercise provisions contained in such warrants. Further, on June 2, 2008, the Company issued 1,155,870 shares of common stock in exchange for a note and interest in the aggregate amount of $161,822 (inclusive of accrued interest of $51,822). Also the Company issued 808,414 shares of common stock upon conversion of an aggregate principal amount of $113,178 of debentures. In addition, on June 16, 2008, the Company issued 531,551 shares of common stock upon the conversion of an aggregate amount of $74,417 (inclusive of accrued interest of $18,417) of outstanding convertible debentures and on June 18, 2008, the Company issued 100,000 shares of common stock upon the conversion of an aggregate amount of $10,000 of outstanding convertible debentures. In August 2008, the Company issued 776,828 shares of common stock upon the conversion of an aggregate amount of $108,756 (inclusive of accrued interest of $18,756) to the holders of outstanding convertible debentures upon the conversion of such securities. The Company also issued an aggregate of 111,084 shares of common stock upon the exercise of common stock purchase warrants pursuant to a cashless exercise provisions contained in such warrants in June 2008 and in August 2008 issued an aggregate of 87,692 shares of common stock upon the exercise of common stock purchase warrants pursuant to a cashless exercise provision contained in such warrants. In November 2009, the Company issued 129,589 shares of common stock upon the exercise of common stock purchase warrants pursuant to a cashless exercise provision contained in such warrants. These securities have not been registered under the Securities Act of 1933, as amended, and were issued in reliance upon the exemption for registration set forth in Section 3(a)(9) thereof.

Other Transactions Impacting our Capital Resources

On April 4, 2007, the Company closed on a secure loan arrangement with Valley Green Bank pursuant to which it will receive funds in the amount of $350,000. The current balance due on this loan is $162,500. The Company has applied this amount to satisfy its obligations to Madison Bank under the Forbearance Agreement. Interest will be charged on the unpaid principal of this new loan arrangement until the full amount of principal has been paid at the rate of 8.25% per annum. The Company was obligated to repay this new loan in full immediately on the bank's demand, but in no event later than March 20, 2008. Since that date the bank has extended the term of the loan. Interest payments are due on a monthly basis. Pursuant to this arrangement with Valley Green Bank, the loan is secured by collateral consisting of a perfected first priority pledge of certain marketable securities held by the Company's Chairman and entities with which he is affiliated. The Company also agreed to a confession of judgment in favor of the bank in the event it defaults under the loan agreements. The loan agreements also require the consent of the bank for certain actions, including incurring additional debt and incurring certain liens. The maturity of this loan had been extended to March 20, 2009. We are currently negotiating the repayment terms of the outstanding balance due on this loan with the bank. During the current fiscal year, we have made two principal payments totaling $37,500. On January 10, 2008 the Company issued two million shares of stock to Chairman in consideration for his personal guarantee of the Valley Green Loan.

On November 23, 2007, the Company entered into a one-year factoring agreement with United Capital Funding of Florida ("UCF"). The agreement initially provided for an initial funding limit of $300,000. Subsequently, our limit was increased to $750,000. As of December 31, 2008, we had $3,199 outstanding under this arrangement. All accounts submitted for purchase must be approved by UCF. The applicable factoring fee is 0.45% of the face amount of each purchased account and the purchase price is 80% of the face amount. UCF will retain the balance as a reserve, which it holds until the customer pays the factored invoice to UCF. In the event the reserve account is less than the required reserve amount, we will be obligated to pay UCF the shortfall. In addition to the factoring fee, we will also be responsible for certain additional fees upon the occurrence of certain contractually-specified events. As collateral securing the obligations, we granted UCF a continuing first priority security interest in all accounts and related inventory and intangibles. Upon the occurrence of certain contractually-specified events, UCF may require us to repurchase a purchased account on demand. In connection with this arrangement, each of our Chairman and Chief Executive Officer agreed to personally guarantee our obligations to UCF. The agreement will automatically renew for successive one year terms until terminated. Either party may terminate the agreement on three month's prior written notice. We are liable for an early termination fee in the event we fail to provide them with the required written notice.

In connection with its establishment of an advisory board in March 2008 and execution of a consulting agreement with one advisor, the Company agreed to issue to such persons a total of 6,000,000 common stock purchase warrants to the advisors. The warrants are exercisable for a period of five years at a price of $0.05. In addition, the Company also agreed in March 2008 to issue 1,000,000 additional warrants to an individual consultant not serving on the advisory board in consideration of consulting services to be provided to the Company on the same terms as described above. The issuance of the foregoing warrants was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were either accredited investors or otherwise provided with access to material information concerning the Company.

On January 10, 2008 the Company issued two million shares of stock to Chairman in consideration for his personal guarantee of the Valley Green Loan. On March 24, 2008, the Company's Board of Directors approved the grant of an aggregate of 2,075,000 restricted shares of common stock to each of Mr. Michael Salaman, its Chairman and Mr. Donald McDonald, its Chief Executive Officer, in consideration of their agreement to provide a personal guaranty in connection with the factoring agreement the Company entered into in November 2007.

Break Even and Profitability

As discussed in the overview to this analysis, we have developed a newly formulated product line based on our Skinny brand which we began selling in the first quarter of 2007 in addition to our current retail business for Skinny water. We have developed a financial plan that shows that if our assumptions for the cost of marketing and distribution are correct, we will be at breakeven in the second quarter of calendar 2010 if we generate meaningful sales of our products. However, our expectations may not be correct, our expenses may increase, our business arrangements may not result in the level of sales that we anticipate and we cannot offer any assurance that we will be able to achieve sufficient sales to realize this target during next year.

Product Research and Development

We intend to expand our line of products, as described in the "Overview" section of this Management's Discussion and Analysis, at such time as management believes that market conditions are appropriate. Management will base this determination on the rate of market acceptance of the products we currently offer. We do not engage in material product research and development activities. New products are formulated based on our license arrangements with our suppliers and licensors.

Marketing/Advertising

Our primary marketing objective is to cost-effectively promote our brand and to build sales of our products through our retailer accounts, distributor relationships, and electronic media. We will use a combination of sampling, radio, online advertising, public relations and promotional/event strategies to accomplish this objective. Management believes that proper in-store merchandising is a key element to providing maximum exposure to its brand and that retailer's focus on effective shelf and display merchandising in order to yield increased revenue per shopping customer.

In 2008, the company focused its marketing efforts in the development of new Skinny Water flavors, new bottle labels, and outer shrink wrap packaging to merchandise Skinny Water in 6 packs at the Target Stores and other retail outlets around the country. The company's primary marketing and advertising budget was spent executing an aggressive public relations campaign in coordination with a PR firm the company has retained. The company was able to build its brand and product awareness through articles and mentions of Skinny Water in various print, radio, TV, and the internet. The Company also attended the National Association of Convenience Stores (NACS) trade show. In 2008, the Company also focused on in store merchandising and marketing support materials for all of its distributors, and establishing sampling teams in multiple locations at targeted events.

In connection with our marketing campaign, we have expended $2,083,646 for the year ended December 31, 2008 compared to $721,442 for the year ended December 31, 2007 to fund various advertising and marketing programs to introduce our products to numerous distribution channels and retail outlets in the U.S. These programs have included developing marketing strategies and collateral material, conducting advertising initiatives and investing in initial store placements. We expect to incur significant marketing and advertising expenditures during 2009 to bring our new line of products to market. We believe that marketing and advertising are critical to our success.

Purchase or sale of plant or significant equipment

As of the date of this Report, we do not have any plans to purchase plant or significant equipment.

Expected changes in the number of employees

As of December 31, 2008 we have 15 employees including, our executive officers.

Off-Balance Sheet Arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating parts of our business that are not consolidated into our financial statements and do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

We have entered into various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of the contract terms. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement. Historically, we have not made any payments under these agreements that have been material individually or in the aggregate. As of December 31, 2007, we were not aware of any obligations under such indemnification agreements that would require material payments.

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". Statement No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. This statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about contingent features related to credit risk in derivative agreements. Statement No. 161 only affects disclosure requirements, the adoption of Statement No. 161 effective January 1, 2009 has not affected our financial position or results of operations.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP No. EITF 03-6-1). FSP No. EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in Statement No. 128. FSP No. EITF 03-6-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008; early adoption is not permitted. The adoption of FSP No. EITF 03-6-1 effective January 1, 2009 is not expected to materially affect our calculation of earnings per common share.

In November 2008, the FASB ratified its consensus on EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" (EITF No. 08-6). EITF No. 08-6 applies to all investments accounted for under the equity method and provides guidance regarding (i) initial measurement of an equity investment, (ii) recognition of other-than-temporary impairment of an equity method investment, including any impairment charge taken by the investee, and (iii) accounting for a change in ownership level or degree of influence on an investee. The consensus is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF No. 08-6 is to be applied prospectively and earlier application is not permitted. Due to its application to future equity method investments, the EITF Issue No. 08-6 is not expected to materially affect our financial position or results of operations.

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute.

Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The adoption of this Statement is not expected to have a material impact on the Company's financial statements.

Item 7a. Quantitative and Qualitative Disclosure About Market Risk.

We are a "smaller reporting company" as defined by Regulation S-K and as such, are not required to provide the information contained in this item pursuant to Regulation S-K.

Item 8. Financial Statements.

Our audited financial statements for the fiscal year ended December 31, 2008 follows Item 15 of this Annual Report on Form 10-K.

Item 9: Changes In and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the year to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accurately recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures. Internal controls over financial reporting are designed to provide reasonable assurance that the books and records reflect the transactions of the Company and that established policies and procedures are carefully followed.

Management has conducted an evaluation of the Company's internal control over financial reporting using the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as a basis to evaluate effectiveness and determined that internal control over financial reporting was effective as of the end of the fiscal year ended December 31, 2008.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. The Company's internal control over financial reporting was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Remediation of Material Weakness

We recently restated our financial statements for the year ended December 31, 2007. The restatements were to correct the Company's accounting for its convertible debentures, options and warrants. In its amended Annual Report on Form 10-KSB for the year ended December 31, 2007, the Company's management revised its original report on internal control over financial reporting and concluded that due to the failure to properly account for these securities, there was a material weakness in our internal control over financial reporting as of December 31, 2007.

As described in greater detail below, as a result of the material weakness in our internal control over financial reporting, the Company engaged outside consultants to ensure that its reported results are in compliance with accounting principles generally accepted in the United States. These changes have improved the effectiveness of our internal control over financial reporting. Management believes we have remediated the aforementioned material weakness by December 31, 2008.

Changes in Internal Control over Financial Reporting

In response to our previously reported weakness in our system of internal control over financial reporting, the Company had taken the following measures, described herein, to remediate the weakness in its internal controls:

- Engaged a full-time controller with requisite experience to perform month-end reviews and closing processes as well as provide additional oversight and supervision within the accounting department;
- With the assistance of outside consultants, implemented the necessary training and education to ensure that all relevant employees involved in accounting for convertible securities as well as stock options and warrants understand and apply the appropriate accounting treatment in accordance with the requirements of FAS 84 and 123(R) and related accounting guidance;

- With the assistance of outside consultants, established written policies and procedures along with control matrices to ensure that account reconciliation and amounts recorded, as well as the review of these areas, are substantiated by detailed and contemporaneous documentary support and that reconciling items are investigated, resolved and recorded in a timely manner; and
- Separated the functions of our Chief Executive and Chief Financial Officers by appointing a new Chief Executive Officer which enabled our former CEO/CFO to serve solely as our Chief Financial Officer, which provides for improved separation of responsibilities and oversight with respect to our internal accounting function.

Other than as described above, there was no change in our system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the quarterly period ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

We do not expect that disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within its company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Our Board of Directors adopted a Code of Ethics, as defined by Rule 406 of Regulation S-K as of March 30, 2009. A copy of this Code of Ethics has been filed as Exhibit 14.1 to this Annual Report on Form 10-K.

The Company has commenced a private offering of up to $2,100,000 of shares of Series A Convertible Preferred Stock (the "Preferred Shares") to accredited investors through April 30, 2009. The shares being offered have not been registered under the Securities Act of 1933, as amended (the "Act") or any state securities laws and will be offered in reliance upon the exemption from registration set forth in Section 4(2) and Regulation D, promulgated under the Act. Such shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Preferred Shares will be convertible into shares of the Company's common stock at the initial conversion price of $.06 per share. The Preferred Shares will automatically convert into shares of the Company's Common Stock upon the effective date of an amendment to the Company's Articles of Incorporation increasing the number of authorized shares of the Company's Common Stock in an amount sufficient to permit the conversion of all of the outstanding Preferred Shares. In the event that the automatic conversion event does not occur by October 1, 2009, the Company shall thereafter have the option to redeem the outstanding Preferred Shares. The Company intends to use the proceeds from the offering for working capital and general corporate purposes. There can be no assurance that the Company will complete the offering on the anticipated terms, or at all. The Company's ability to complete the offering will depend, among other things, on market conditions. In addition, the Company's ability to complete this offering and its business are subject to risks described in the Company's filings with the Securities and Exchange Commission. This disclosure does not constitute an offer to sell or the solicitation of an offer to buy any the Company's securities, nor will there be any sale of these securities by the Company in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The disclosure is being issued pursuant to and in accordance with Rule 135c promulgated under the Act.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The following table summarizes the name, age and title of each of our current directors and executive officers. Directors are elected annually by our stockholders and hold office until their successors are elected and qualified, or until their earlier resignation or removal. Our Board of Directors currently consists of four members. There are no arrangements between our directors and any other person pursuant to which our directors were nominated or elected for their positions. There are no family relationships between any of our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors.

Our directors and officers are currently as follows:

Name	Age	Position
Ronald Wilson	59	Chief Executive Officer, President and Director
Donald J. McDonald	56	Chief Financial Officer and Director
Michael Salaman	46	Chairman of the Board
Michael Reis	63	Interim Chief Operating Officer and Director

Business Experience

Ronald Wilson. Mr. Wilson became our President and Chief Executive Officer in December 2008. Mr. Wilson has worked in the soft drink industry for over 38 years, spending the majority of his career with the Philadelphia Coca-Cola Bottling Company. He began his career with Coca-Cola in 1977 as a Financial Analyst with Coca-Cola Bottling Co. of N.Y. During the succeeding years, Mr. Wilson was promoted within Coke New York to a number of positions, including Vice President/General Manager for Coke New York's Northern New England operation and Vice President/General Manager for the New Jersey division. In 1985, Mr. Wilson was appointed the President and Chief Operating Officer for The Philadelphia Coca-Cola Bottling Company and held this office until his retirement in November 2006. He began his career in 1969 at a PepsiCo Inc. owned plant in various capacities in production, warehousing, and sales. Mr. Wilson serves on numerous charitable and industry boards and currently is the Vice Chair for the Board of Overseers at Rutgers University, and is as an advisor to Rutgers School of Business. Mr. Wilson has also served as the President of The Coca-Cola Bottlers' Association and a board member of The Dr Pepper Bottlers' Association. Mr. Wilson graduated from Rutgers University in 1971 with a Bachelor's degree in history.

Donald J. McDonald. Donald J. McDonald joined us as President and Chief Executive Officer, and a director, in October 2006. Subsequently, he became our Chief Financial Officer in July, 2007. Mr. McDonald was replaced by Mr. Wilson as the Company's President and Chief Executive Officer in December 2008. Mr. McDonald has over 25 years of experience as a senior executive and 19 years experience in the cable television, broadcast and video production industries with expertise in financial management, sales, marketing and corporate governance. Since April 2002, Mr. McDonald has served as the President of Summit Corporate Group, Inc., providing executive management and corporate advisory services to a number of companies. Prior to that, from March 1999 to March 2002, Mr. McDonald was the President of Directrix, Inc., a publicly-traded company providing media production and distribution services. Prior to that, Mr. McDonald was in an executive capacity for a number of companies including National Media Corp., LSI Communications, Inc. and Spice Direct Entertainment Co. Mr. McDonald graduated with a B.S. from Villanova University in 1974.

Michael Salaman. Michael Salaman has served as our Chairman since January 2002 and was our Chief Executive Officer from that date until March 8, 2006. Mr. Salaman has over 20 years experience in the area of new product development and mass marketing. Mr. Salaman began his business career as Vice President of Business Development for National Media Corp., an infomercial marketing Company in the United States from 1985-1993. From 1995-2001, Mr. Salaman started an Internet company called American Interactive Media, Inc., a developer of set-top boxes and ISP services. In 2002, Mr. Salaman became the principal officer of the Company and directed its operations as a marketing and distribution company and in 2005 focused the Company's efforts in the enhanced water business.

Michael Reis. Michael Reis became our interim Chief Operating Officer and a director in October 2006. Since April 2003, Mr. Reis operates a consulting practice through M.R. Reis Co., pursuant to which he provides business and accounting consulting services. Prior to that, Mr. Reis was the Chief Financial Officer of Weaver Nut Co., a position he held from June 2001 through April 2003. Prior to that, Mr. Reis began his career as an accountant with Deloitte & Touche and thereafter held executive positions with a number of companies including serving as the Chief Financial Officer of Public Gas Co., the Chief Financial Officer of Waste Masters, Inc., the President of Pollution Control Industries and a Senior Vice President of ENSI. Mr. Reis graduated from Bloomfield College & Seminary in 1973 with a B.A. in Accounting and Mathematics.

Except as described below, none of our directors, officers, promoters or control persons, if any, during the past five years was, to the best of our knowledge:

- A general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy;

- Convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

- Subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities

- Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Director Independence; Meetings of Directors; Committees of the Board; Audit Committee Financial Expert

Our Board of Directors currently consists of four individuals. None of our current directors is independent as defined in the Marketplace Rules of The NASDAQ Stock Market. During the fiscal year ended December 31, 2008, our board of directors held one meeting and acted by unanimous written consent on 10 occasions.

Due to the fact that our Board currently consists of four persons, none of whom are independent, we have not formally constituted any Board committees, including an audit committee. None of our current directors qualifies as an "audit committee financial expert" as defined in Item 401 under Regulation S-K of the Securities Act of 1933. We are actively seeking to expand our Board membership to include independent directors, including at least one person that satisfies the definition of "financial expert."

The board did not adopt any modifications to the procedures by which security holders may recommend nominees to its board of directors.

Compliance with Section 16(a) of the Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1933, as amended, requires our directors and executive officers, and persons who own more than 10% of our outstanding Common Stock (collectively, "Reporting Persons") to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock. Reporting Persons are also required by SEC regulations to furnish us with copies of all such ownership reports they file. Based solely on our review of the copies of such reports received or written communications from certain Reporting Persons, we believe that, during the 2008 fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements.

Code of Ethics

Our Board of Directors adopted a Code of Ethics, as defined by Rule 406 of Regulation S-K on March 30, 2009. A copy of this Code of Ethics has been filed as Exhibit 14.1 to this Annual Report on Form 10-K.

Board of Advisors

On March 20, 2008, the Company established an advisory board to provide advice on matters relating to the Company's products. The Company will seek to appoint up to five individuals to its advisory board. On March 20, 2008, the Company appointed the following individuals to its advisory board: Pat Croce, Ron Wilson and Michael Zuckerman. We subsequently appointed Mr. Wilson as our Chief Executive Officer and elected him to serve on our Board of Directors.

The Company also entered into a consulting agreement with Mr. Croce, pursuant to which the Company agreed to issue warrants to purchase 3,000,000 shares of common stock at $.05 per share consideration of his agreement to serve on the Company's Advisory Board and for providing the marketing services for the Company's products. In addition to serving on the Advisory Board, Croce agreed to endorse and advertise, through an affiliate, the Company's products. In additional consideration for his agreement to provide the endorsement and marketing services, the Company agreed to pay a royalty with respect to the sale of its products that he endorses for the duration of his endorsement services. The Company issued each of the other initial members of its advisory board warrants to purchase 1,500,000 shares of Common Stock, exercisable for a period of five years at a price of $0.05.

Item 11. Executive Compensation

Summary of Cash and Certain Other Compensation

The following table sets forth all annualized compensation paid to our named executive officers at the end of the fiscal years ended December 31, 2008 and 2007. Individuals we refer to as our "named executive officers" include our Chief Executive Officer and our most highly compensated executive officers whose salary and bonus for services rendered in all capacities exceeded $100,000 during the fiscal year ended December 31, 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(4)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(i)	(j)
Ronald Wilson (1)..............	2008	$ 12,500	$ 0	$ 180,000	$ 143,500(2)	$ 1,700	337,700
Donald J. McDonald...........	2008	$ 115,777	$ 0	$ 37,350	$ 837,000	$ 1,400	991,527
Chief Financial Officer (3)..	2007	$ 98,333	$ 0	$ 0	$ 136,931	$ 0	235,264
Michael Salaman, Chairman............................	2008	$ 126,962	$ 0	$ 137,350	$ 837,000	$ 1,400	1,102,712
	2007	$ 100,000	$ 0	$ 0	$ 202,500	$ 0	302,500

(1) Mr. Wilson became our Chief Executive Officer and President on December 1, 2008. Upon joining the Company, Mr. Wilson was awarded 2,000,000 shares of restricted common stock, warrants to purchase 2,000,000 shares of common stock and, subject to the approval of the Company's stockholders of a new equity compensation plan, options to purchase 2,000,000 shares of common stock.
(2) Expense relating to the grant of 2,000,000 warrants has been included in this column and calculated in accordance with SFAS 123R. Excludes an aggregate of 2,500,000 warrants issued to Mr. Wilson in fiscal 2008 prior to his becoming an officer of the Company in consideration for services rendered.
(3) Mr. McDonald became our Chief Executive Officer and President on October 6, 2006 and assumed the position of Chief Financial Officer as of June 30, 2007. Mr. McDonald was replaced as our Chief Executive Officer and President by Mr. Wilson on December 1, 2008.
(4) This column represents the dollar amount recognized for financial statement reporting purposes for fiscal 2008 and 2007, as applicable, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See notes to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008 for details as to the assumptions used to determine the fair value of the awards.

Director Compensation

We do not pay any fees or other compensation to our directors for service as a director or attendance at board meetings. We have not adopted any retirement, pension, profit sharing, or other similar programs.

Employment Agreements

On December 1, 2008, we entered into an employment relationship with Mr. Ronald D. Wilson, who will serve as the President and Chief Executive Officer of the Company effective immediately. Pursuant to an offer letter Mr. Wilson entered into with the Company, the Company will pay and provide the following compensation to Mr. Wilson: (a) base salary of $150,000 per annum; (b) grant of 2,000,000 shares of restricted common stock; (c) grant of warrants to purchase 2,000,000 shares of common stock which shall be immediately exercisable on the date of grant for a period of five years at an exercise price equal to the closing price of the Company's common stock on the date of grant; (d) subject to the approval of the Company's stockholders of a new equity compensation plan, options to purchase 2,000,000 shares of common stock, exercisable for a period of five years and which options will vest in full on the first anniversary of the grant date and have an exercise price equal to the fair market value of the Company's common stock, as determined in accordance with the new equity compensation plan, on the date that such plan is approved by the Company's stockholders; (e) a car allowance of $700 per month; (f) reimbursement of health benefits or cash equivalent in an amount not to exceed $1,000 per month; and (g) $2,000 per month for a rental lease for housing for 1 year period.

We have not entered into written employment agreements with any of our other executive officers. During the first 10 months for 2007 Messrs. Salaman and McDonald were compensated at a rate of $7,500 per month. On November 28, 2007, the Board of Directors of the Company approved increases in the monthly compensation rates, effective as of November 2007, payable to them. Mr. Salaman will receive compensation of $12,500 per month and a $700 dollar monthly automobile allowance and Mr. McDonald will receive compensation of $11,667 dollars per month and a $700 monthly automobile allowance.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding equity awards held by our named executive officers as of the year ended December 31, 2008.

	Option Awards					Stock Awards(1)			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ronald Wilson(2)	—	—	—	—	—	—	—	—	—
Donald J. McDonald	750,000	2,250,000	—	.33	7/30/13				
	855,625	1,644,375	—	.17	10/6/11	—	—	—	—
	625,000	1,875,000	—	.08	11/28/12	—	—	—	—
Michael Salaman	750,000	2,250,000	—	.33	7/30/13				
	600,000	2,400,000	—	.25	1/12/12	—	—	—	—
	750,000	2,250,000	—	.08	11/28/12	—	—	—	—

(1) Excludes (a) 2,075,000 shares of restricted stock granted to each of Mr. McDonald and Mr. Salaman on March 24, 2008; (b) 2,000,000 shares of restricted stock granted to Mr. Salaman on November 28, 2007; and (c) 2,000,000 shares of restricted stock granted to Mr. Wilson on December 1, 2008, as each of the foregoing awards were immediately vested.

(2) Excludes the grant of 2,000,000 common stock purchase warrants granted to Mr. Wilson on December 1, 2008.

Stock Option Plan

Our Board of Directors initially adopted our Employee Stock Option Plan (the "Plan") on November 16, 1998 and it was approved by our stockholders on December 21, 2001. The Plan terminated ten years from the date of its adoption by the Board. Our Board of Directors, on October 6, 2006, had unanimously approved and recommended for shareholder approval the amendment of the Plan to increase the number of shares authorized for issuance there under from 1,000,000 shares to 20,000,000 shares. The requisite vote of our shareholders was obtained on November 15, 2006. Under our stock option plan, we may grant incentive ("ISOs") and non-statutory ("Non-ISOs") options to employees, non employee members of the Board of Directors and consultants and other independent advisors who provide services to us. The maximum shares of common stock which may be issued over the term of the plan shall not exceed 20,000,000 shares. As of December 31, 2008, 19,425,000 options were issued and outstanding.

Administration : The Plan is administered by a committee delegated by the Board of Directors, or by the Board of Directors itself (the "Committee"). Subject to the provisions of the Plan, the Committee has discretion to determine the employee, consultant or director to receive an award, the form of award and any acceleration or extension of an award. Further, the Committee has complete authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective award agreements (which need not be identical), and to make all other determinations necessary or advisable for the administration of the Plan.

Eligibility : Awards may be granted to any of our employees or consultants or to non-employee members of the Board of Directors or of any board of directors (or similar governing authority) of any of our affiliates.

Types of Awards : Awards under the Plan include incentive stock options and non-statutory stock options. Each award will be evidenced by an instrument in such form as the Committee may prescribe, setting forth applicable terms such as the exercise price and term of any option or applicable forfeiture conditions or performance requirements for any restricted stock grant. Except as noted below, all relevant terms of any award will be set by the Committee in its discretion. Incentive stock options may be granted only to eligible employees of the Company or any parent or subsidiary corporation and must have an exercise price of not less than one hundred percent (100%) of the fair market value of the Common Stock on the date of grant (one hundred ten percent (110%) for incentive stock options granted to any ten-percent (10%) shareholder). In addition, the term of an incentive stock option may not exceed ten (10) years. Non-statutory stock options must have an exercise price of not less than one hundred percent (100%) of the fair market value of the Common Stock on the date of grant and the term of any Non-statutory Stock Option may not exceed ten (10) years. In the case of an incentive stock option, the amount of the aggregate fair market value of Common Stock (determined at the time of grant) with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all such plans of his or her employer corporation and its parent and subsidiary corporations) may not exceed $100,000.

Effect of Significant Corporate Events: In the event of a change in control, the Board shall have the discretion to provide for any or all of the following: (i) the acceleration, in whole or in part, of outstanding Stock Options, (ii) the assumption of outstanding Stock Options, or substitution thereof, by the acquiring entity and (iii) the termination of all Stock Options that remaining outstanding at the time of the change of control. In the event of any change in the outstanding shares of Common Stock through merger, consolidation, sale of all or substantially all our property, or organization, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares subject to the Plan, (ii) the numbers and kinds of shares or other securities subject to the then outstanding awards, and (iii) the exercise price for each share subject to then outstanding Stock Options. Should any change be made to the common stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding common stock as a class, appropriate adjustments shall be made to (i) the maximum number and/or class of securities that can be issued under the Plan, and (ii) the number and/or class of securities and the exercise price in effect under each outstanding option.

Amendments to the Plan : The Board of Directors may amend or modify the Plan at any time subject to the rights of holders of outstanding awards on the date of amendment or modification; provided, however, that the Board may not, without the consent of the participant, reduce the number of shares subject to the award, change the price of outstanding awards or adversely effect the provisions relating to an award's vesting and exercise rights.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of our Common Stock as of December 31, 2008, by (i) each director and each executive officer, (ii) and all directors and executive officers as a group, and (iii) persons (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), known by us to be the beneficial owner of more than five percent of its common stock. Shares of Common Stock subject to options exercisable within 60 days from the date of this table are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others. As of December 31, 2008, there were 195,503,317 shares issued and outstanding.

Name and Address of Owner	Shares of Common Stock Beneficially Owned	
	Number	Percent (%)
Officers and Directors		
Ronald Wilson (1) c/o Skinny Nutritional Corp. 3 Bala Plaza East, Suite 117, Bala Cynwyd, PA 19004	7,000,000	3.5%
Michael Salaman (2) c/o Skinny Nutritional Corp. 3 Bala Plaza East, Suite 117, Bala Cynwyd, PA 19004	10,987,657	5.6%
Donald McDonald (3) c/o Skinny Nutritional Corporation 3 Bala Plaza East Suite # 117 Bala Cynwyd PA 19004	4,825,000	2.4%
Michael Reis (4) c/o Skinny Nutritional Corp. 3 Bala Plaza East, Suite 117, Bala Cynwyd, PA 19004	762,500	*
All Directors and Officers as a Group (4 Persons)	23,575,157	11.7%

* Denotes ownership percentage of less than 1%.

(1) Includes warrants to purchase 2,500,000 shares of common stock that are vested. Excludes warrants to purchase 2,000,000 shares of common stock that are subject to a non-exercise agreement pursuant to which Mr. Wilson agreed not to exercise such warrants until such time as the Company's stockholders approve an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock. The warrant that is subject to the lock-up agreement would be exercisable upon the approval of the amendment to the Company's Certificate of Incorporation.

(2) Consists of 10,987,657 shares of common stock. Excludes a total of 9,000,000 options to purchase common stock that are subject to a non-exercise agreement pursuant to which Mr. Salaman agreed not to exercise such options until such time as the Company's stockholders approve an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock. Of this amount, 4,050,000 options had vested prior to this agreement and would be exercisable upon the approval of the amendment to the Company's Certificate of Incorporation.

(3) Includes vested options to purchase 2,750,000 shares of Common Stock and excludes 5,250,000 unvested options. Also includes 2,075,000 shares of restricted common stock granted on March 24, 2008. Of the unvested options, options to purchase 3,000,000 shares of common stock are subject to a non-exercise agreement pursuant to which Mr. McDonald agreed not to exercise such options until such time as the Company's stockholders approve an amendment to its Certificate of Incorporation to increase the number of authorized shares of Common Stock. Of this amount, 750,000 options had vested prior to this agreement and would be exercisable upon the approval of the amendment to the Company's Certificate of Incorporation.

(4) Includes vested options to purchase 462,500 shares of common stock. Excludes unvested options to purchase 487,500 shares of common stock.

Item 13: Certain Relationships and Related Transactions and Director Independence.

For information concerning employment arrangements with, and compensation of, our executive officers and directors, see the disclosure in the section of this Annual Report on Form 10-K captioned "Executive Compensation."

We had obtained a $500,000 letter of credit with Wachovia Bank to secure our purchase orders with Agrokor, a former supplier. This letter of credit was secured by personal assets of our Chairman and bore interest at a rate of 7.5% per annum. We borrowed $314,000 against this letter of credit in placing our initial order with Agrokor for 1,200,000 bottles of product. The letter of credit was originally supported by a $500,000 demand note (line of credit) issued to Wachovia through Madison Bank. On June 1, 2005, our obligations were transferred to Madison Bank. The interest on the demand note is one percent above the prime rate and the outstanding balance is due on the bank's demand. On January 4, 2007, we entered into a Forbearance Agreement with Madison Bank concerning the repayment of this obligation. Pursuant to the Forbearance Agreement, we and the Bank agreed to the following repayment schedule for the outstanding balance due: (a) an initial amount of $17,000 was paid upon execution of the Agreement; (b) monthly installments of $5,000 will be payable by the first day of each month through May 2007; and (c) a final payment of the remaining outstanding balance due will be due on or before May 31, 2007. On April 4, 2007, the Company closed on a secure loan arrangement with Valley Green Bank pursuant to which it will receive funds in the amount of $350,000. The Company has applied this amount to satisfy its obligations to Madison Bank. Interest will be charged on the unpaid principal of this new loan arrangement until the full amount of principal has been paid at the rate of 8.25% per annum. Pursuant to this arrangement with Valley Green Bank, the loan is secured by collateral consisting of a perfected first priority pledge of certain marketable securities held by the Company's Chairman and entities with which he is affiliated. The Company also agreed to a confession of judgment in favor of the bank in the event it defaults under the loan agreements. The loan agreements also require the consent of the bank for certain actions, including incurring additional debt and incurring certain liens. The Company was obligated to repay this new loan in full immediately on the bank's demand, but in no event later than March 20, 2008 and was extended to March 20, 2009. The current balance on the loan is $162,500. We are currently negotiating the repayment terms of the outstanding balance due on this loan with the bank. No assurances, however, can be given that the bank will continue to extend the term of this loan for any specific duration, if at all. Our Board authorized an issuance of 2,000,000 restricted shares of common stock to Michael Salaman in consideration for his agreement to personally guarantee the Company's loan facility from Valley Green Bank.

On November 23, 2007, the Company entered into a one-year factoring agreement with United Capital Funding of Florida ("UCF"). The agreement provides for an initial funding limit of $300,000. Subsequently, our borrowing limit was increased to $750,000. As of December 31, 2008, an amount of $3,199 was outstanding under this arrangement. All accounts submitted for purchase must be approved by UCF. The applicable factoring fee is 0.45% of the face amount of each purchased account and the purchase price is 80% of the f ace amount. UCF will retain the balance as a reserve, which it holds until the customer pays the factored invoice to UCF. In the event the reserve account is less than the required reserve amount, we will be obligated to pay UCF the shortfall. In addition to the factoring fee, we will also be responsible for certain additional fees upon the occurrence of certain contractually-specified events. As collateral securing the obligations, we granted UCF a continuing first priority security interest in all accounts and related inventory and intangibles. Upon the occurrence of certain contractually-specified events, UCF may require us to repurchase a purchased account on demand. In connection with this arrangement, each of our Chairman and Chief Executive Officer agreed to personally guarantee our obligations to UCF. The agreement will automatically renew for successive one year terms until terminated. Either party may terminate the agreement on three month's prior written notice. We are liable for an early termination fee in the event we fail to provide them with the required written notice. On March 24, 2008, the Company's Board of Directors approved the grant of an aggregate of 2,075,000 restricted shares of common stock to each of Mr. Michael Salaman, its Chairman and Mr. Donald McDonald, its Chief Executive Officer, in consideration of their agreement to provide a personal guaranty in connection with this arrangement.

In connection with the Company's private placement of $1,875,000 shares of its common stock, the Company's Chief Executive Officer, Chief Financial Officer and Chairman agreed not to exercise a total of 12,000,000 options and 2,000,000 warrants beneficially owned by them until such time as the Company's stockholders adopt an amendment to its Articles of Incorporation to increase the number of the Company's authorized shares of common stock.

As of December 31, 2008, we did not have any independent directors.

Item 14. Principal Accountant Fees and Services.

We have selected Connolly, Grady & Cha, PC, as our independent accountants for the current fiscal year. The audit services to be provided by Connolly, Grady & Cha consist of examination of financial statements, services relative to filings with the Securities and Exchange Commission, and consultation in regard to various accounting matters. The financial statements included with this Annual Report have been audited by Connolly, Grady & Cha. The following table presents fees for professional audit services rendered by Connolly, Grady & Cha for each of the two fiscal years set forth below, and fees billed for other services performed for the years ended December 31, 2008 and 2007.

	Year Ended December 31, 2008	Year Ended December 31, 2007
Audit Fees (1)	$ 35,000	$ 25,000
Audit-Related Fees (2)	0	0
Tax Fees (3)	7,500	10,000
All Other Fees (4)	0	0
Total	$ 42,500	$ 35,000

(1) Audit services consist of audit work performed in the preparation of financial statements for the fiscal year and for the review of financial statements included in Quarterly Reports on Form 10-Q during the fiscal year, as well as work that generally only the independent auditor can reasonably be expected to provide, including consents for registration statement flings and responding to SEC comment letters on annual and quarterly filings.

(2) Audit-related services consist of assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, agreed upon procedures report and accounting and regulatory consultations.

(3) Tax services consist of all services performed by the independent auditor's tax personnel, except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

(4) Other services consist of those service not captured in the other categories.

We have determined that the services provided by our independent auditors and the fees paid to them for such services has not compromised the independence of our independent auditors.

As our Board of Directors currently consists solely of four individuals, none of whom is independent, the engagement of our independent accountants and auditors is approved by our Board of Directors acting as the audit committee. Accordingly, our entire Board, he has responsibility for appointing, setting compensation and overseeing the work of the independent auditor.

Pursuant to Section 10A(i)(2) of the Securities Exchange Act of 1934, we are responsible for listing the non-audit services approved by our Board (acting as the Audit Committee) to be performed by our independent registered public accounting firm. During the fourth quarter of fiscal 2008, we did not pre-approve the performance of any non-audit services by our independent registered public accounting firm.

Item 15. Exhibits and Financial Statement Schedules.

The exhibits designated with an asterisk (*) are filed herewith. Certain portions of exhibits marked with the symbol (#) have been granted confidential treatment by the Securities and Exchange Commission or are subject to our pending request for confidential treatment by the Securities and Exchange Commission. Such portions have been omitted and filed separately with the Commission. All other exhibits have been previously filed with the Commission and, pursuant to 17 C.F.R. Sec.230.411, are incorporated by reference to the document referenced in brackets following the descriptions of such exhibits.

Exhibit No.	*Description*
3.1	Certificate of Incorporation, as amended (filed as Exhibit 3.1 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002)
3.1.1	Certificate of Amendment to Articles of Incorporation (filed as Exhibit 3.1 to Current Report on Form 8-K filed on December 28, 2006).
3.2	Amended By-laws (filed as Exhibit 3.2 to Current Report on Form 8-K filed on November 13, 2006).
4.1	Specimen of Common Stock Certificate (filed as Exhibit 4.1 to Registration Statement on Form SB-2 filed with the Commission on September 18, 2002).
4.2	Form of Warrants Issued March 30, 2004 (filed as Exhibit 4.2 to Registration Statement on Form 10-SB filed with the Commission on May 13, 2005).
4.3	Form of Convertible Debentures issued during 2005 fiscal year (filed as Exhibit 4.3 to Registration Statement on Form 10-SB filed with the Commission on October 19, 2005).
4.4	Form of Warrant granted upon conversion of Convertible Debentures (filed as Exhibit 4.4 to Registration Statement on Form 10-SB filed with the Commission on October 19, 2005).
4.5	Form of Warrant issued in Private Sales of Securities (filed as Exhibit 4.5 to Registration Statement on Form 10-SB/A filed with the Commission on February 8, 2006).
4.6	Form of Convertible Note issued to our Chairman and certain other individuals as of March 20, 2006 (filed as Exhibit 4.6 to Registration Statement on Form 10-SB/A filed with the Commission on March 23, 2006).
4.7	Form of Convertible Note issued June 5, 2006 (filed as Exhibit 4.1 to Current Report on Form 8-K dated June 9, 2006.
4.8	Note Modification Agreement between the Company and James Robb (filed as Exhibit 4.1 to Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006).
4.9	Form of Convertible Note issued in October 2006 (filed as Exhibit 4.9 to Annual Report on Form 10-KSB for the year ended December 31, 2006.
4.10	Form of Warrant issued in February 2007 pursuant to Distribution Agreement (filed as Exhibit 4.10 to Annual Report on Form 10-KSB for the year ended December 31, 2006.
4.11	Secured Note payable to Valley Green Bank (filed as Exhibit 4.11 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007).
4.12*	Form of Agent Warrant issued in connection with 2008 private placements.
4.13*	Form of Warrant issued to Members of Advisory Board.
4.14*	Form of Warrant issued to Ronald Wilson in April 2008
4.15(1)*	Form of Warrant issued to Ronald Wilson in December 2008
10.1	Agreement and Plan of Reorganization with Inland Pacific Resources, Inc. (filed as Exhibit 10.2 to Registration Statement on Form SB-2/A filed with the Commission on January 29, 2003).
10.2#	Agreement with Jamnica, d.d., as amended, dated July 21, 2004 (filed as Exhibit 10.2 to Registration Statement on Form 10-SB/A filed with the Commission on February 8, 2006).
10.3#	Agreement with Peace Mountain Natural Beverages Corporation, dated August 1, 2004 (filed as Exhibit 10.3 to Registration Statement on Form 10-SB/A filed with the Commission on February 8, 2006).

10.4#	Agreement with Interhealth Nutraceuticals, Inc., dated June 9, 2004 (filed as Exhibit 10.4 to Registration Statement on Form 10-SB/A filed with the Commission on February 8, 2006).
10.5#	Agreement with Big Geyser, Inc., dated December 14, 2004 (filed as Exhibit 10.5 to Registration Statement on Form 10-SB/A filed with the Commission on February 8, 2006).
10.6 (1)	Amended Stock Option Plan and Form of Option Award (filed as Exhibit B to definitive Information Statement dated December 5, 2006).
10.7	Demand Note held by Madison Bank (filed as Exhibit 10.7 to Registration Statement on Form 10-SB/A filed with the Commission on December 16, 2005).
10.8	Separation Agreement between the Company and Christopher Durkin (filed as Exhibit 10.1 to Current Report on Form 8-K filed October 11, 2006).
10.9#	Amendment Agreement between the Company and Peace Mountain Natural Beverages Corp. (filed as an Exhibit to Annual Report on Form 10-KSB for the year ended December 31, 2006).
10.10	Termination Agreement between the Registrant, Jamnica, d.d. and Jana North America, Inc. (filed as an Exhibit to Annual Report on Form 10-KSB for the year ended December 31, 2006).
10.11	Forbearance Agreement between the Company and Madison Bank (filed as Exhibit 10.1 to Current Report on Form 8-K filed on January 10, 2007).
10.14#	Distribution Agreement with Geltech LLC dated February 27, 2007. (filed as an Exhibit to Annual Report on Form 10-KSB for the year ended December 31, 2006).
10.15#	Letter Agreement with Pasqual Croce
10.16*	Form of subscription agreement entered into in connection with private placements of common stock in 2008.
10.17(1)*	Employment Letter with Ronald Wilson dated as of December 1, 2008.
10.18*	Sublease with Hallinan Capital Corp. for Three Bala Plaza, Suite 101.
14.1	Code of Ethics
21	Subsidiaries of Small Business Issuer (filed as Exhibit 21 to Annual Report on Form 10-KSB for the year ended December 31, 2006).
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15(d) -14(a), adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15(d) -14(a), adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Indicates a management plan or contract.

Skinny Nutritional Corp and Subsidiary
December 31, 2008 and 2007

Contents

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Skinny Nutritional Corp and Subsidiary
3 Bala Plaza – Suite 101
Bala Cynwyd, PA 19004

We have audited the accompanying consolidated balance sheets of Skinny Nutritional Corp (a Nevada Corporation) and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skinny Nutritional Corp and Subsidiary as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Connolly, Grady & Cha, P.C.

Certified Public Accountants

Philadelphia, Pennsylvania

April 6, 2009

Skinny Nutritional Corp and Subsidiary
Consolidated Balance Sheet

ASSETS

	December 31, 2008	December 31, 2007
CURRENT ASSETS		
Cash and cash equivalents	$ 236,009	$ 14,247
Cash – escrow, restricted		3,697
Accounts receivable	489,944	401,487
Inventory	231,405	86,575
Prepaid expenses	64,920	3,180
Total current assets	1,022,278	509,186
OTHER ASSETS		
Deposits	45,346	
Total other assets	45,346	
TOTAL ASSETS	$ 1,067,624	$ 509,186

See accompanying notes and accountant's report.

Skinny Nutritional Corp and Subsidiary
Consolidated Balance Sheet

LIABILITIES AND STOCKHOLDERS' DEFICIT

	December 31, 2008	December 31, 2007
CURRENT LIABILITIES		
Current maturities of long term debt	$	$ 220,936
Revolving line of credit	3,199	317,561
Line of credit	200,000	340,000
Accounts payable	873,315	642,297
Accrued expenses	102,796	57,500
Accrued interest payable		85,271
Current portion of convertible notes	44,000	310,000
Settlements payable	75,000	104,350
Advances on purchase of common stock	375,600	
Total current liabilities	1,673,910	2,077,915
STOCKHOLDERS' DEFICIT		
Preferred stock, $.001 par value, 1,000,000 shares authorized, none issued and outstanding		
Common stock, $.001 par value, 250,000,000 shares authorized, 195,503,317 shares issued and outstanding at December 31, 2008 and 93,822,225 issued and outstanding at December 31, 2007	195,503	93,822
Stock subscriptions receivable	(473,500)	
Additional paid-in capital	21,901,368	14,334,983
Accumulated deficit	(22,229,657)	(15,997,534)
Total stockholders' deficit	(606,286)	(1,568,729)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,067,624	$ 509,186

See accompanying notes and accountant's report.

Skinny Nutritional Corp and Subsidiary
Consolidated Statements of Operations

	For the Years Ended December 31,		
	2008	2007	2006
Revenue – net	$ 2,179,055	$ 752,825	$ 628,380
Cost of goods sold	1,873,477	532,812	576,882
Gross profit	305,578	220,013	51,498
Expenses			
Marketing and advertising	2,083,646	721,442	394,949
General and administrative	3,421,468	1,715,218	1,894,768
Total expenses	5,505,114	2,436,660	2,289,717
Net (loss) from operations	(5,199,536)	(2,216,647)	(2,238,219)
Other income (expense)			
Loss from disposition of fixed assets		(9,690)	(114,887)
Interest expense	(67,042)	(120,514)	(32,932)
Interest income			82,592
Other income	2,081	20,172	
Debt conversion expense	(967,626)	(3,371,964)	
Total other expenses	(1,032,587)	(3,481,996)	(65,227)
Income Taxes			
Current	-0-	-0-	-0-
Deferred	-0-	-0-	-0-
Total income taxes	-0-	-0-	-0-
Net (Loss)	$ (6,232,123)	$ (5,698,643)	$ (2,303,446)
(Loss) per common share	$ (.05)	$ (.07)	$ (.10)

See accompanying notes and accountant's report.

Skinny Nutritional Corp and Subsidiary
Consolidated Statement of Stockholders' Equity (Deficit)
For The Years Ended December 31, 2008 and 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit
Balance, December 31, 2006	41,473,328	$ 41,473	$6,733,408		$ (10,298,891)
Issuance of common stock for cash at $.075 per share less $365,602 in costs for issuing the stock	15,848,179	15,849	816,162		
Conversion of convertible debt into common shares at $.50 per share	40,000	40	19,960		
Conversion of convertible debt into common shares at $.10 per share plus debt conversion costs of $3,042,525	17,950,000	17,950	4,819,575		
Conversion of convertible debt into common shares at $.10 per share plus debt conversion costs of $227,939	3,013,333	3,013	450,926		
Conversion of convertible debt into common shares at $.05 per share plus debt conversion costs of $101,500	1,600,000	1,600	179,900		
Issuance of common stock for note and interest	2,629,720	2,630	133,314		
Issuance of common stock in exchange of services @.075	1,333,333	1,333	98,670		
Issuance of common stock in exchange of services @.006	125,000	125	9,250		
Issuance of common stock per reset agreement	9,809,332	9,809	(9,809)		
Options issued on exchange of services			232,550		
Capitalize inventory balances			18,604		

(Continued)

Skinny Nutritional Corp and Subsidiary
Consolidated Statement of Stockholders' Equity (Deficit)
For The Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit
	Shares	Amount			
Warrants issued for services			832,473		
Net loss for the year ended December 31, 2007					(5,698,643)
Balance, December 31, 2007	93,822,225	$ 93,822	$ 14,334,983		$(15,997,534)
Issuance of common stock for cash rendered at $.04 per share less $255,926 in costs for issuing shares	70,700,000	70,700	2,501,374		
Conversion of convertible debt into common shares at $.14 per share plus debt conversion costs of $454,052	2,116,793	2,117	748,286		
Conversion of convertible debt into common shares at $.10 per share plus debt conversion costs of $179,437	825,000	825	261,112		
Conversion of convertible debt into common shares at $.05 per share plus debt conversion costs of $63,000	1,200,000	1,200	121,800		
Conversion of convertible debt into common shares at $.04 per share plus debt conversion costs of $271,137	1,369,375	1,369	324,543		
Issuance of common stock in exchange for note and interest at $.14 per share	1,155,870	1,156	160,666		
Issuance of common stock in exchange for note and interest at $.05 per share	300,000	300	14,700		
Issuance of common stock in exchange for note and interest at $.04 per share	1,975,000	1,975	77,025		
Issuance of common stock in exchange for services rendered at $.33 per share	300,000	300	98,700		

(Continued)

Skinny Nutritional Corp and Subsidiary
Consolidated Statement of Stockholders' Equity (Deficit)
For The Years Ended December 31, 2008 and 2007

	Common Stock		Additional Paid-In Capital	Stock Subscriptions Receivable	Accumulated Deficit
	Shares	Amount			
Issuance of common stock to officers for guarantees	6,150,000	6,150	467,350	(473,500)	
Issuance of common stock for cash at $.06 per share	11,564,417	11,564	682,301		
Issuance of common stock in exchange for warrant cancellation	2,024,637	2,025	(2,025)		
Options issued in exchange of services			448,939		
Warrants issued for services			1,483,614		
Issuance of common stock for compensation at $.09 per share	2,000,000	2,000	178,000		
Net loss for the year ended December 31, 2008					(6,232,123)
Balance, December 31, 2008	195,503,317	$ 195,503	$ 21,901,368	$ (473,500)	$ (22,229,657)

See accompanying notes and accountant's report.

Skinny Nutritional Corp and Subsidiary
Consolidated Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	For the Years Ended December 31,		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (6,232,123)	$ (5,698,643)	$ (2,303,446)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation			2,740
Loss from disposition of fixed assets		6,274	114,887
Stock based compensation	180,000		9,000
Stock issued for service		109,378	
Warrants issued for services	1,483,614	832,473	85,200
Stock options issued for services	448,939	232,550	196,300
Debt conversion costs	967,626	3,371,964	
Changes in operating assets and liabilities:			
(Increase) decrease in:			
Accounts receivable	(88,457)	(398,081)	68,471
Inventories	(144,830)	(67,971)	193,082
Prepaid expenses	(61,740)	43,280	51,418
Other assets	(45,346)		11,790
Increase (decrease) in:			
Advances on purchase of common stock	375,600		
Accounts payable	231,018	345,701	(219,659)
Accrued expenses	45,296	27,500	30,000
Accrued interest	(85,271)	(33,635)	(85,598)
Settlements payable	(29,350)	(75,650)	180,000
Net cash used in operating activities	(2,955,024)	(1,304,860)	(1,665,815)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets			(3,507)
Net cash used in investing activities			(3,507)

(Continued)

Skinny Nutritional Corp and Subsidiary
Consolidated Statements of Cash Flows

Increase (Decrease) in Cash and Cash Equivalents

	For the Years Ended December 31, 2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock for note and interest	$ 255,822	$ 135,944	$
Proceeds (payments) from convertible debenture, net payment of conversions	70,699	(83,999)	(241,000)
Proceeds from revolving line of credit	(314,361)	317,560	
Proceeds (payments) from line of credit	(140,000)	25,467	
Proceeds (payments) from notes payable	(220,936)	220,936	
Proceeds (payments) from long-term debt		(300,283)	173,747
Issuance of common stock	3,521,865	832,011	1,834,963
Net cash provided in financing activities	3,173,089	1,147,636	1,767,710
NET INCREASE IN CASH	218,065	(157,224)	98,388
Cash and cash equivalents, beginning of period	17,944	175,168	76,780
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 236,009	$ 17,944	$ 175,168
SUPPLEMENTAL DISCLOSURE INVESTING AND FINANCING ACTIVITIES			
Cash paid during the year for interest	$ 67,042	$ 20,035	$ 32,932

See accompanying notes and accountant's report.

1. ORGANIZATION AND OPERATIONS

Skinny Nutritional Corp (the "Company"), formerly Creative Enterprises International, Inc., Inland Pacific Resources, Inc., Sahara Gold Corporation and Parvin Energy, Inc., was organized June 20, 1984 as a Utah corporation. On July 26, 1985, the Company changed its domicile to a Nevada corporation.

The Company has one wholly owned subsidiary, Creative Enterprises, Inc. formed in fiscal 2001. Creative Enterprises, Inc. owns Creative Partners International, LLC formed in fiscal 2001.

On November 15, 2006, holders of approximately 53% of the Company's issued and outstanding Common Stock consented in writing to the adoption of resolutions approving (1) amendments to the Company's Articles of Incorporation to (a) change the Company's corporate name to "Skinny Nutritional Corp." and (b) increase the number of authorized shares of common stock 250,000,000 shares and (2) an amendment to the Company's Employee Stock Option Plan to increase the number

The Company had secured an exclusive North American license and distributor agreement with Jamnica, d.d. for Jana water and has obtained the exclusive licensing rights to Skinny Water. The term of the agreement with Jamnica was for an initial term of one year from the date the Company receives certain government approvals; this agreement automatically renews thereafter subject to the Company's achievement of revenue targets. During the quarter ended December 31, 2006, the Company ended its agreement with Jamnica by returning the unsold inventory and settling with Jamnica for receivables owed the Company and certain accounts payable.

The Company has obtained the exclusive licensing rights to Skinny Water from Peace Mountain Natural Beverages Corp., along with certain associated trademarks. The term of the agreement with Peace Mountain is for three years and self renews each year unless terminated. The Company has an agreement with Interhealth Nutraceuticals, on a non-exclusive basis to sell, market, distribute and package Super Citrimax, the active ingredient in Skinny Water. The term of this agreement is in perpetuity unless cancelled by either party.

2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. Further, the Company has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds through sales of its common stock or through loans from shareholders. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company's financial statements are prepared on the accrual method of accounting.

Basis of Consolidation

The consolidated financial statements include the accounts of Skinny Nutritional Corp. (formerly Creative Enterprises International, Inc. and Creative Enterprises, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company sells products through multiple distribution channels including resellers and distributors. Revenue is recognized when the product is shipped to the resellers and is recognized net of discounts and returns. At present, there are no return privileges with our products.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents. The carrying amount of financial instruments included in cash and cash equivalents approximates fair value because of the short maturities for the instruments held.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash – Restricted

The Company in its efforts to raise capital has established escrow accounts where funds are transmitted until it is cleared by the Company's attorneys. Once cleared, the monies are transferred into the Company's operating account. At December 31, 2006, the Company had $3,697 in restricted escrow cash all of which cleared in January, 2008.

Depreciation

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the related assets, which range from five to seven years. Depreciation is computed on the straight line method for financial reporting and income tax purposes.

Accounts Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt write-offs of $20,894 and $ -0- were recorded for the years ended December 31, 2008 and 2007, respectfully.

Inventories

Inventories are stated at the lower of cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review our inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand, production availability and /or our ability to sell the product(s) concerned. Demand for our products can fluctuate significantly. Factors that could affect demand for our products include unanticipated changes in consumer preferences, general market and economic conditions or other factors that may result in cancellations of advance orders or reductions in the rate of reorders placed by customers and/or continued weakening of economic conditions. Additionally, management's estimates of future product demand may be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

Loss Per Share

Basic net loss per share is computed by dividing net loss available for common stock by the weighted average number of common shares outstanding during the period.

Stock Based Compensation

The Company measures compensation cost to employees from our equity incentive plan in accordance with Statement of Financial Accounting Standards No. 123 (R) ("SFAS 123 (R)"). SAF 123(R) requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and eliminated the exception to account for such awards using the intrinsic method previously allowable under APB No. 25. SFAS 123 (R) requires equity compensation issued to employees to be expensed over the requisite service period (usually the vesting period). We use the Black-Scholes-Merton option pricing formula to estimate the fair value of our stock options at the date of grant. The Black-Scholes-Merton option pricing formula was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Our employee stock options, however, have characteristics significantly different from those of traded options. For example, employee stock options are generally subject to vesting restrictions and are generally not transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility, the expected life of an option and the number of awards ultimately expected to vest. Changes in subjective input assumptions can materially affect the fair value estimates of an option. Furthermore, the estimated fair value of an option does not necessarily represent the value that will ultimately be realized by an employee. We use historical data to estimate the expected price volatility, the expected option life and the expected forfeiture rate. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the estimated life of the option. If actual results are not consistent with our assumptions and judgments used in estimating the key assumptions, we may be required to increase or decrease compensation expense or income tax expense, which could be material to our results of operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company measures compensation cost issued to non employees in accordance with Emerging Issues Task Force 96 18, "Accounting for Equity Instruments That Are Issued to Other Employees for Acquiring, or in Conjunction with Selling, Goods or Services", and Emerging Issues Task Force 00 18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cost of Sales

Cost of sales consists of the costs of raw materials utilized in the manufacture of products, co-packing fees, in-bound freight charges, as well as certain internal transfer costs, warehouse expenses incurred prior to the manufacture of our finished products and certain quality control costs. Raw materials account for the largest portion of the cost of sales. Raw materials include cans, bottles, other containers, ingredients and packaging materials.

Operating Expenses

Operating expenses include selling expenses such as distribution expenses to transport products to customers and warehousing expenses after manufacture, as well as expenses for advertising, commissions, sampling and in-store demonstration costs, costs for merchandise displays, point-of-sale materials and premium items, sponsorship expenses, other marketing expenses and design expenses. Operating expenses also include payroll costs, travel costs, professional service fees including legal fees, termination payments made to certain of our prior distributors, entertainment, insurance, postage, depreciation and other general and administrative costs.

4. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has filed Form 10KSB/A to restate its financial statements in order to change its method of accounting for convertible debentures. The Company corrected an error in the Company's accounting and disclosures for its convertible debentures, stock options and warrants. This conclusion was reached following a thorough evaluation of the Company's accounting treatment of such securities in response to a comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

The Company restated their consolidated balance sheets at December 31, 2007 and December 31, 2006, and consolidated statements of operations and cash flows for the year ended December 31, 2007, and the notes related thereto. The restatement reflects an adjustment to the beneficial conversion feature of certain previously outstanding convertible debentures (the "Debentures") to give effect to the reduction of the conversion rate in accordance with FAS 84. The effect of this adjustment is to debit debt conversion expense in an amount of $3,371,964 and to credit additional paid in capital by $3,371,964. Due to this, the Company's net loss for 2007 was impacted by $3,371,964. The Company determined that the modification of the Debentures resulted in a fair value of incremental consideration of $3,371,964 based on the difference between the fair value of the common stock underlying the Debentures following the reduction in the conversion rate under FAS 84 and the fair value of the common stock underlying the Debentures with the original conversion terms.

The Company also reported in this restatement a credit to its profit and loss statement in the amount of $69,525 in order to properly reflect on its financial statements the stock compensation expense that the Company incurred in fiscal 2007 in accordance with SFAS 123R. These changes are shown on its Statement of Operations, as an adjustment to "General and Administrative Expense" by reducing such line item in the net amount of $69,525. This adjustment will also flow through the Statement of Operations as a reduction in "Net Loss from Operations" and "Net Loss" in the amount of $69,525. This adjustment will not impact earnings (loss) per share. In addition, on its balance sheet contained in the Original Filing, the Company adjusted "additional paid-in capital" by a net amount of $69,525. The net increase of $69,525 to additional paid-in capital flowed through the balance sheet as a decrease to "Total stockholders' deficit" and an increase to "Total Liabilities Stockholders' Deficit".

5. RECENT ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". Statement No. 161 establishes, among other things, the disclosure requirements for derivative instruments and for hedging activities. This statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about contingent features related to credit risk in derivative agreements. Statement No. 161 only affects disclosure requirements, the adoption of Statement No. 161 effective January 1, 2009 has not affected our financial position or results of operations.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (FSP No. EITF 03-6-1). FSP No. EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in Statement No. 128. FSP No. EITF 03-6-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008; early adoption is not permitted. The adoption of FSP No. EITF 03-6-1 effective January 1, 2009 is not expected to materially affect our calculation of earnings per common share.

In November 2008, the FASB ratified its consensus on EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" (EITF No. 08-6). EITF No. 08-6 applies to all investments accounted for under the equity method and provides guidance regarding (i) initial measurement of an equity investment, (ii) recognition of other-than-temporary impairment of an equity method investment, including any impairment charge taken by the investee, and (iii) accounting for a change in ownership level or degree of influence on an investee. The consensus is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. EITF No. 08-6 is to be applied prospectively and earlier application is not permitted. Due to its application to future equity method investments, the EITF Issue No. 08-6 is not expected to materially affect our financial position or results of operations.

6. RELATED PARTY TRANSACTIONS

The Company's Chairman pledged certain marketable securities held either by him or by entities with which he is affiliated in order to provide security for the Company's $500,000 letter of credit with Madison Bank. The Chairman similarly agreed to pledge such securities in order to secure our loan agreement with Valley Green Bank pursuant to which we satisfied our obligations to Madison Bank. For more information regarding these transactions see Note 9 to these financial statements.

On January 10, 2008 the Company issued two million shares of stock to the Chairman in consideration for his personal guarantee of the Valley Green Loan. On March 24, 2008, the Company's Board of Directors approved the grant of an aggregate of 2,075,000 restricted shares of common stock to Mr. Michael Salaman, its Chairman and Mr. Donald McDonald, its Chief Executive Officer, in consideration for their agreement to provide a personal guaranty in connection with the factoring agreement the Company entered into in November 2007.

7. PENDING CLAIMS

Except as described below, the Company is not currently a party to any lawsuit or proceeding which, in the opinion of its management, is likely to have a material adverse effect on the Company.

On March 24, 2008, the Company requested arbitration with Peace Mountain Corporation to clarify certain aspects of the licensing agreement. The arbitration will be administered by the American Arbitration Association in Providence, R.I. The items in question are the timing of payments to Peace Mountain, the approval process for the use of trademarks, the approval process for formulas and the protection of trademark rights in foreign countries. The Company feels that this arbitration will result in a more definitive agreement for the future. The date for the arbitration has not been determined.

On or about June 30, 2008, the Company filed an arbitration claim with the Financial Industry Regulatory Authority ("FINRA") against ROGO Capital, LLC ("ROGO"), FINRA Case No. 08-02163, alleging breach of contract and fraud claims concerning ROGO's alleged misrepresentations made in connection with the Company's retention of ROGO to serve as its placement agent and ROGO's alleged non-performance under the placement agreement. ROGO disputes these claims and in response, on or about September 4, 2008, ROGO filed a counterclaim in the FINRA arbitration against the Company alleging breach of the placement agreement and claiming damages of approximately $241,000. The Company disputes ROGO's allegations and is vigorously defending the counterclaim. The parties are now engaged in discovery. The FINRA arbitration hearing on the dispute is scheduled to begin on July 13, 2009.

7. PENDING CLAIMS (Continued)

In addition, the Company may be subject to other claims and litigation arising in the ordinary course of business. The Company's management considers that any liability from any reasonably foreseeable disposition of such other claims and litigation, individually or in the aggregate, would not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

8. CONVERTIBLE DEBENTURES

The Company raised an aggregate amount of $3,201,200 ($2,693,450 was raised during fiscal year 2005, $507,750 was raised during fiscal year 2004) from the sale of our convertible debentures to accredited investors in a private placement pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. Each $40,000 debenture was convertible into a conversion unit consisting of 100,000 shares of the Company's common stock and 100,000 common stock purchase warrants. Both the common stock and the warrants are issued only upon the conversion of the convertible debenture into the appropriate number of common shares. Accordingly, APB 14 does not apply. The conversion price was $0.40 per share. Each debenture will mature two years from the date of issuance unless previously converted. Interest is earned on each debenture at the rate of 10% per annum. Interest shall be paid in full at the maturity date or such earlier date on which the principal is paid to the holder or on which the debenture is converted or exchanged pursuant to its terms. The accrued but unpaid interest on each debenture shall be payable in cash or in interest shares, at the option of the Company, so long as there is an effective registration statement providing for the resale of the interest shares. The Company may, at its option, prepay some or all of the debentures upon not less than thirty (30) days nor more than sixty (60) days prior written notice at a prepayment price equal to the principal amount of the debentures to be prepaid, together with accrued and unpaid interest thereon through the date of prepayment.

On December 22, 2006, the Company determined to offer the holders of the outstanding convertible debentures the ability to convert such securities at a reduced conversion rate. The convertible debentures were scheduled to mature at various dates between December 2006 and October 2007 and are currently convertible at the conversion rate of $0.40 into (a) an aggregate of 6,287,500 shares of the Registrant's common stock and (b) 6,287,500 common stock purchase warrants (the "Conversion Warrants"). The Company offered the debenture holders the option to convert the outstanding principal amount of their debentures into shares of the Company's common stock only at a conversion rate of $0.10 provided that the holders agree to the following: (i) convert the outstanding principal amount of its convertible debentures no later than January 31, 2007, (ii) surrender of the right to receive the Conversion Warrants and (iii) forfeit the unpaid interest that has accrued on such debentures, which is currently approximately $337,000, in the aggregate.

During the 2007 calendar year there was $2,070,000 of convertible debentures that were converted into common shares of stock. On March 8, 2007, principal of $1,755,000 was converted into 17,550,000 shares of common stock. Also in the first quarter 2007, one debt holder converted $20,000 in debt to 40,000 shares of common stock. In the second quarter two debt holders converted their debt into 400,000 common shares reducing the principal balance by $40,000. During the fourth quarter an additional conversion of $188,333 of principal and $37,667 in interest were converted into 3,013,333 shares of common stock at a conversion rate of $.075 per share. During December 2007, in a fourth conversion, 1,600,000 shares of common stock were issued upon conversion of $66,667 in principal and $13,333 in interest at a conversion rate of $.05 per share. One investor was paid $20,000 in principal and $4,000 in interest to retire his debenture. Upon conversion of the convertible debentures, In accordance with FASB 84, there was debt conversion costs of $3,421,965 which was realized as an expense to the 2007 Statement of Operations.

During fiscal 2008, holders of convertible debentures and warrants previously issued by the Company converted or exercised such securities into shares of common stock and warrants as follows. In January 2008, the Company issued 725,000 shares of common stock upon the conversion of an aggregate amount of $72,500 of outstanding convertible debentures (inclusive of interest). The Company also issued 300,000 shares of common stock in exchange for a $15,000 dollar note. On January 25, 2008, the Company issued 900,000 shares of common stock and 112,500 common stock purchase warrants upon the conversion of an aggregate amount of $45,000 (inclusive of accrued interest of $15,000) of outstanding convertible debentures. The warrants issued upon conversion of these debentures are exercisable for a period of three years at an exercise price of $0.50 per share. On March 3, 2008, the Company issued 300,000 shares of common stock upon the conversion of an aggregate amount of $15,000 of outstanding convertible debentures. On March 20, 2008, the Company issued 1,125,000 shares of common stock and 112,500 common stock purchase warrants upon the conversion of an aggregate amount of $45,000 (inclusive of accrued interest of $7,500) in exchange for note and interest. The warrants issued upon conversion of

8. CONVERTIBLE DEBENTURES (Continued)

these debentures are exercisable for a period of three years at an exercise price of $0.50 per share. On April 11, 2008, the Company issued 1,369,375 shares of common stock upon the conversion of an aggregate amount of $54,775 (inclusive of accrued interest of $10,455) of outstanding convertible debentures. In addition, the Company issued 850,000 shares of common stock upon the conversion of an aggregate amount of $34,000 (inclusive of accrued interest of $2,392) in exchange for note and interest. Further, on June 2, 2008, the Company issued 1,155,870 shares of common stock in exchange for note and interest of $161,822 (inclusive of accrued interest of $51,822). Also, the Company issued 808,414 of common stock upon conversion of an aggregate amount of $113,178. In addition, on June 16, 2008, the Company issued 531,551 shares of common stock upon the conversion of an aggregate amount of $74,417 (inclusive of accrued interest of $18,417) of outstanding convertible debentures and on June 18, 2008, the Company issued 100,000 shares of common stock upon the conversion of an aggregate amount of $10,000 of outstanding convertible debentures. In August 2008, the Company issued 776,828 shares of common stock upon the conversion of an aggregate amount of $108,756 (inclusive of accrued interest of $18,756) to the holders of outstanding convertible debentures upon the conversion of such securities. Upon conversion of the convertible debentures, in accordance with FASB 84, there was debt conversion costs of $967,626 which was realized as an expense to the 2008 Statement of Operations.

9. SALE OF EQUITY SECURITIES

We have historically primarily been funded through the issuance of common stock, debt securities and external borrowings. During the calendar year 2007, the Company's primary means of raising capital was through the sale of common stock through private placements made pursuant to Rule 506 of Regulation D under the Securities Act of 1933. There were three private offerings made during the year. The first offering commenced in December 2006 and expired in March 2007, with 10,000,000 shares being offered and an aggregate offering amount of $750,000. The offering raised $482,625 during calendar year 2007 with 6,435,004 shares of common stock being issued. The second offering commenced in March 2007 and expired in September 2007; with 13,333,333 shares being offered for an aggregate offering amount of $1,000,000. We received proceeds of $502,238 in this offering with 6,696,509 shares being issued. The third offering commenced in September 2007 and ended November 2007 with 13,333,333 shares being offered for an aggregate amount of $1,000,000. We received proceeds of $203,750 in this offering with 2,716,666 shares being offered. There were 2,759,390 warrants issued to "Selling Agents" for the private placements of common stock during calendar year 2007. Selling agents received $106,954 in commissions for private placement of common shares leaving the Company with $1,081,659 in net proceeds from private placements. A total of 9,809,332 shares of common stock were also issued to shareholders from prior subscriptions in the form of reset shares required by the convents established in the previous subscription agreements.

The Company commenced a private offering of its common stock in December 2007 for up to a maximum of $3,200,000 of shares at an offering price of $0.04 per share and the Company had received subscriptions of approximately $3.1 million. In this offering, the Company received gross proceeds of $3,163,000 and sold an aggregate of 79,075,000 shares of common stock to accredited investors. After giving effect to offering expenses and commissions, the Company received net proceeds of approximately $3,108,000. The Company agreed to pay commissions to registered broker-dealers that procured investors in the offering and issue such persons warrants to purchase such number of shares as equals 10% of the total number of shares actually sold in the offering to investors procured by them. Agent warrants shall be exercisable at the per share price of $0.05 for a period of five years from the date of issuance. Based on the foregoing, agents have earned an aggregate of $55,000 in commissions and 1,362,500 warrants. In connection with the offering, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 506 promulgated thereunder. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

In addition, as previously reported, commencing in November 2008, the Company conducted a private offering in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 promulgated thereunder pursuant to which the Company sought to raise an aggregate amount of $1,875,000 of shares of common stock (the "November Offering"). On February 5, 2009, the Company completed the November Offering. Total proceeds raised in the November Offering were $1,867,690 and the subscribers purchased an aggregate of 31,128,167 shares of common stock. The Company intends to use the net proceeds from the November Offering of approximately $1,800,000 for working capital, repayment of debt and general corporate purposes. In connection with the November Offering, the Company's Chief Executive Officer, Chief Financial Officer and Chairman agreed not to exercise a total of 12,000,000 options and 2,000,000 warrants beneficially owned by them until such time as the Company's stockholders adopt an amendment to its Articles of Incorporation to increase the number of the Company's authorized shares of common stock. The Company agreed to pay commissions to registered broker-dealers that procured investors and issue such persons warrants to purchase such number of

9. SALE OF EQUITY SECURITIES (Continued)

shares as equals 10% of the total number of shares actually sold in the November Offering to investors procured by them. Agent warrants are exercisable at the per share price of $0.07 for a period of five years from the date of issuance. The Company paid total commissions of $20,959 and issued agent warrants to purchase 349,317 shares of common stock. The securities offered have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

In addition to these transactions, the Company sold an aggregate of $175,000 of shares of its common stock to three individual accredited investors in private sales and issued these investors a total of 3,541,667 shares of common stock. In connection with the offering, the Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Based on the representations made in the transaction documents, the Company believes that the Investors are "accredited investors", as such term is defined in Rule 501(a) promulgated under the Securities Act.

10. OTHER COMMON STOCK TRANSACTIONS

The Company in May, June, July, August and November 2008 issued 1,696,272 shares, 111,084 shares, 87,692 shares and 129,589 shares of stock, respectively upon the exercise of common stock purchase warrants pursuant to a cashless exercise provision contained in such warrants. These securities have not been registered under the Securities Act of 1933, as amended, and were issued in reliance upon the exemption for registration set forth in Section 3(a)(9) thereof.

11. LINE OF CREDIT

On April 4, 2007, the Company closed on a secure loan agreement with Valley Green Bank pursuant to which it received funds in the amount of $350,000. The Company has applied this amount to satisfy its obligations to Madison Bank under the Forbearance Agreement. Interest will be charged on the unpaid principal of this new loan arrangement until the full amount of principal has been paid at the rate of 8.25% per annum. The Company was obligated to repay this new loan in full immediately on the bank's demand, but in no event later than March 20, 2008. Since that date the bank has extended the term of the loan. Interest payments are due on a monthly basis. The loan is secured by collateral consisting of a perfected first priority pledge of certain marketable securities held by the Company's Chairman and entities with which he is affiliated. The Company also agreed to a confession of judgment in favor of the bank in the event it defaults under the loan agreements. The loan agreements also require the consent of the bank for certain actions, including incurring additional debt and incurring certain liens. The maturity of this debt was extended to March 20, 2009 and we are currently negotiating the repayment terms of the outstanding balance due with the bank. The current balance outstanding as of December 31, 2008 is $200,000.

12. LICENSING AND AGREEMENTS

On October 4, 2006, the Company entered into an amendment to its License and Distribution Agreement with Peace Mountain Natural Beverages Corporation. Pursuant to this amendment, the Company agreed to pay Peace Mountain an amount of $30,000 in two equal monthly installments commencing on the date of the amendment in satisfaction of allegations of non-performance by Peace Mountain. In addition, the parties further agreed to amend and restate the Company's royalty obligation to Peace Mountain, pursuant to which amendment, the Company will have a minimum royalty obligation to Peace Mountain based on a percentage of wholesale sales with a quarterly minimum of $15,000.

On October 10, 2006, the Company entered into an agreement with Jamnica, d.d. and Jana North America, Inc., which agreement is effective as of September 20, 2006, pursuant to which the parties confirmed the termination of the distribution agreement dated July 21, 2004, between the Company and Jamnica. In the new agreement, the parties agreed to the following arrangements: (a) in consideration for the agreement by the Company to the terms of the agreement, the Company's obligation to Jamnica, in an amount of $207,321, is eliminated; (b) Jamnica and Jana North American shall pay an amount of $23,125 on the Company's behalf in satisfaction of storage and warehousing fees; (c) receivables due to the Company from select accounts shall be transferred to Jana North America; and (d) the Company shall make available to Jana North America all inventory of Jana bottled waters in the Company's possession. In addition, the parties agreed that the Company will cease use of the Jana trademarks and logos and Jamnica and Jana North America agreed not to use any of the Company's licensed trademarks or logos concerning the Company's ''Skinny'' product line. Pursuant to the agreement, the Company will also provide additional assistance to Jamnica and Jana North America in the transition for the marketing and distribution of the Jana bottled waters. Each of the parties also agreed to release the other from any obligations or claims arising from the distribution agreement.

13. CASH DEPOSITED IN FINANCIAL INSTITUTIONS

The Company maintains its cash in bank deposit accounts and financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The bank accounts at times exceed federally insured limits. The Company has not experienced any losses on such accounts.

14. INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No 109 Accounting for Income Taxes". SFAS 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 2008, the Company has available unused operating loss carryforwards of approximately $12,000,000 which may be applied against future taxable income and which expire in various years through 2020.

The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards

15. STOCKHOLDERS' EQUITY

At December 31, 2008, the Company had 250,000,000 shares of common stock authorized par value $.001. Shares outstanding at December 31, 2008 were 195,503,317.

16. STOCK OPTIONS

Under the Company's stock option plan the Company may grant incentive and non statutory options to employees, non employee members of the Board and consultants and other independent advisors who provide services to the Corporation. The maximum shares of common stock which may be issued over the term of the plan shall not exceed 20,000,000 shares, as amended on October 6, 2006. Awards under this plan are made by the Board of Directors or a committee of the Board.

Under the plan options that are granted at the market price of the stock on the day of the grant. Options granted 10% or more stockholders are granted at 110% of the fair market price on the day of the grant. Each option exercisable at such time or times, during such period and for such numbers of shares shall be determined by the Plan Administrator. However, no option shall have a term in excess of 10 years from the date of the grant.

On January 18, 2002, the Company granted stock options exercisable for 450,000 shares of its common stock. These options were issued without cash consideration. All the options were exercisable immediately at .50 per share. 300,000 options were later returned to the Company and cancelled and the remaining 150,000 options expired December 2007.

On October 12, 2006, the Company granted 10,500,000 stock options to employees and officers of the Company under the 2006 Plan. The options granted have a 5 year contractual life. 1,300,000 of the options were granted for prior services and vested immediately. The remaining 9,200,000 options were issued for future services and will vest 25% on each anniversary date of the grant until fully vested. As of December 2007, 7,500,000 options were returned to the Company and cancelled.

On January 12, 2007, the Board approved the grant of an additional 3,000,000 options to the Company's Chairman under the same terms as the October 6, 2006 grant where 20% of the options vest immediately and 20% on each anniversary date for the next 4 years. The exercise price of these options is .25 cents a share.

On November 28, 2007, the Company granted 6,325,000 stock options to employees and officers of the Company under the 2006 Plan. The options granted have a 5 year contractual life. 1,581,250 of the options were granted for prior services and vested immediately. The remaining 4,743,750 options were issued for future services and will vest 25% on each anniversary date of the grant until fully vested. As of December 31, 2008, 100,000 options were returned to the Company and cancelled.

On July 30, 2008, the Company granted 7,275,000 stock options to employees and officers of the Company under the Option Plan. The options granted have a 5 year contractual life and are exercisable at a price equal to $0.33 per share. Of the options granted, 25% vested immediately and the balance will vest in equal annual installments of 25% of the unvested portion on each anniversary date of the grant until fully vested. As of December 31, 2008, 75,000 options were returned to the Company and cancelled.

16. STOCK OPTIONS (Continued)

Each stock option award is estimated as of the date of grant using a Black-Scholes Merton option valuation model that uses the assumptions noted in the table below. To address the lack of historical volatility data for the Company, expected volatility is based on the volatilities of peer companies. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

As of December 31, 2008, there were 19,425,000 options issued and outstanding under the plan.

Expected volatility	142.20% to 148.64%
Expected dividends	0%
Expected terms	5 years
Risk-free rate	1.50% to 3.03%

A summary of option activity as of December 31, 2008:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding at January 1, 2007	3,000,000	$ 0.17	
Granted	9,325,000	.14	
Exercised			
Forfeited or expired			
Outstanding at January 1, 2008	12,325,000	$ .14	
Granted	7,275,000	.33	
Exercised			
Forfeited or expired	(175,000)		
Outstanding at December 31, 2008	19,425,000	.22	

A summary of the status of the Company's nonvested shares as of December 31, 2008 and changes during the period then ended is presented below:

Nonvested shares	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2007	3,000,000	0.17
Granted	9,325,000	0.13
Vested	(3,958,000)	0.14
Forfeited		
Nonvested at January 1, 2008	8,367,000	0.13
Granted	7,275,000	0.33
Vested	(3,572,000)	0.33
Forfeited	(175,000)	0.33
Nonvested at December 31, 2008	11,895,000	0.19

17. STOCK PURCHASE WARRANTS

In March 2004, the Company granted 1,000,000 warrants to purchase its common stock for a purchase price of $.20 per share to an investor in connection with an investment in the Company. The warrants grant the holder the right to purchase common stock from the date of the grant to March 2012. Subsequently, these warrants were surrendered and reissued to five new investors. In February 2005, an additional 100,000 warrants were granted to distributor for a purchase price of $.40 per share as an incentive to enter into an exclusive marketing agreement for New York. The warrants can be exercised at the purchase price of $.40 any time from the date of grant through February 2010. During November and December 2005, the Company granted 512,500 warrants to investors who purchased common shares through a private placement of common stock. These warrants are exercisable for five years with an exercisable price of $.75.

During the last quarter of 2005 and the first two quarters of 2006, the Company granted 1,978,000 warrants to holders of convertible debt who converted their debentures into common shares. These warrants are exercisable for a period of three years with an exercise price of $.75.

In the months of January and February 2006, the Company granted 750,000 warrants to investors in a private placement of common shares. These warrants are exercisable for a period of five years with an exercise price of $.75. In October 2006, the Company approved a grant of warrants to purchase 600,000 shares of common stock to a law firm in consideration of services rendered. These warrants are exercisable for a period of five years at an exercise price of $.05 per share.

During November 2006, the Company granted 200,000 warrants to consultants for services rendered. These warrants have an exercisable period of five years at an exercise price of $.10. In addition, the Company granted 125,000 warrants to consultants for services rendered during January 2007. These warrants have an exercisable period of five years at an exercise price of $.40.

In February 2007, the Company granted 1,800,000 warrants to Geltech Sales LLC with an exercisable period of seven years with an exercise price of $.24. On October 16, 2007, we notified Geltech that we elected to terminate this agreement with Geltech based on performance obligations; resulting in a cancellation of 1,075,000 warrants.

During the 2007 calendar year, 2,959,390 warrants were issued to "Selling Agents" for private placement of common shares. These warrants have an exercisable period of five years with an exercise price ranging from $.06 to $.11 per share. During the third and fourth quarter of 2007, the Company granted 690,000 warrants to investors who purchased convertible debt which was then converted into common shares these warrants have a three year period with an exercise price of $.50.

In November 2007, the Company issued 100,000 warrants to a sales representative for services rendered. These warrants are exercisable for a period of seven years with an exercise price of $.08 per share.

In December 2007, the Company issued 75,000 warrants to investors holding convertible debentures which were converted to common stock. These warrants are exercisable for a period of three years with an exercise price of $0.05 per share.

In December 2007, the Company issued 255,000 warrants to investors holding convertible debentures which were converted to common stock. These warrants are exercisable for a period of three years with an exercise price of $0.20 per share.

In January 2008, the Company issued 112,500 warrants to investors holding convertible debentures which were converted to common stock. These warrants are exercisable for a period of three years with an exercise price of $0.05 per share.

In March 2008, the Company issued 112,500 warrants to investors holding convertible debentures which were converted to common stock. These warrants are exercisable for a period of three years with an exercise price of $0.05 per share.

In March 2008, the Company granted 7,000,000 warrants to consultants and advisory board members in a private transaction. These warrants are exercisable for a period of five years with an exercise price of $0.05.

In April 2008, the Company granted 1,000,000 warrants to a consultant in a private transaction. These warrants are exercisable for a period of five years with an exercise price of $0.05.

In September 2008, the Company granted 1,362,500 warrants to "Selling Agents" for private placement of common shares. These warrants have an exercisable period of five years with an exercise price of $.05.

In December 2008, the Company granted 236,337 warrants to "Selling Agents" for private placement of common shares. These warrants have an exercisable period of five years with an exercise price of $.07.

17. STOCK PURCHASE WARRANTS (Continued)

In connection with the Company's private placement that commenced in December 2007, the Company issued selling agents an aggregate of 1,362,500 warrants to purchase common stock. Such warrants are exercisable at the per share price of $0.05 for a period of five years from the date of issuance.

The issuance of these securities was exempt from registration under the Securities Act of 1933, as amended, under Section 4(2) thereof inasmuch as the securities were issued without any form of general solicitation or general advertising and the acquirers were provided with access to material information concerning the Company.

A summary of the status of the Company's outstanding stock warrants as of December 31, 2008 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2006	2,950,500	$ 0.55
Granted	2,190,000	0.50
Exercised		
Forfeited		
Outstanding at January 1, 2007	5,140,500	0.53
Granted	5,749,390	0.19
Exercised		
Forfeited	(1,075,000)	(0.24)
Outstanding at January 1, 2008	9,814,890	0.36
Granted	9,823,833	0.06
Exercised and expired	(3,923,000)	
Forfeited		
Outstanding at December 31, 2008	15,715,723	
Exercisable at December 31, 2008	15,715,723	

18. LOSS PER SHARE

Loss per share is based on the weighted average number of common shares. Dilutive loss per share was not presented, as the Company as of December 31, 2008, has outstanding 19,425,000 options and 15,715,723 warrants which would have an antidilutive effect on earnings.

	December 31, 2008	2007
Loss from continuing operations available to common stockholders	$ (6,232,123)	$ 5,698,643
Weighted average of common shares outstanding used in earnings per share during the period	135,773,615	82,706,893
Loss per common shares	$ (05)	$ (.07)

19. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

For cash the carrying amount is assumed to be a reasonable estimate of fair value.
For accrued interest, amounts are assumed to be a reasonable estimate of fair value.

Based on current borrowing rates, the fair value of convertible notes, notes payable and line of credit approximates their carrying value.

20. SUBSEQUENT EVENTS

On January 9, 2009, the Company entered into an agreement with Hallinan Capital Corp to sublease approximately 1,978 square feet of office space located at Three Bala Plaza East, Suite 101, Bala Cynwyd, PA 19004. The premises will serve as the Company's new corporate headquarters. The sublease expires two years following the commencement date and will terminate on such expiration date provided that either party gives six months notice of its intention to terminate the lease to the other party. In the event that neither party provides such notice, the sublease will continue on a month to month basis, with either party having the right to terminate at any time upon the provision of six months written notice. The sublease will however, terminate without regard to such notice provisions upon the expiration or termination of the lease under which premises have been sublet to the Company.

The sublease calls for monthly payments of $5,192.55 from the commencement date and through October 2009. Thereafter, the rent due under the sublease will be increased by $1,978 per annum.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, Skinny Nutritional Corp., Inc. has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2009

SKINNY NUTRITIONAL CORP.

By: /s/ Ronald Wilson
Ronald Wilson
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Ronald Wilson Ronald Wilson	Chief Executive Officer, President and Director	April 7, 2009
/s/ Donald J. McDonald Donald J. McDonald	Chief Financial Officer and Director	April 7, 2009
/s/ Michael Salaman Michael Salaman	Chairman of the Board of Directors	April 7, 2009
/s/ Michael Reis Michael Reis	Director	April 7, 2009

Exhibit 31.1

CERTIFICATION

I, Ronald Wilson certify that:

1) I have reviewed this annual report on Form 10-K of Skinny Nutritional Corp.

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 7, 2009

By: /s/ Ronald Wilson
Ronald Wilson
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Donald J. McDonald, certify that:

1) I have reviewed this annual report on Form 10-K of Skinny Nutritional Corp.

2) Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3) Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 7, 2009

By: /s/ Donald J. McDonald
Donald J. McDonald
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
OF SKINNY NUTRITIONAL CORP.
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Skinny Nutritional Corp. (the "Company") on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald Wilson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act, that:

(1) The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 7, 2009

By: /s/ Ronald Wilson
Ronald Wilson
Chief Executive Officer

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION OF
CHIEF FINANCIAL OFFICER
OF SKINNY NUTRITIONAL CORP.
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Skinny Nutritional Corp. (the "Company") on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald J. McDonald, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act, that:

(1) The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 7, 2009

By: /s/ Donald J. McDonald
Donald J. McDonald
Chief Financial Officer

This Certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Report, irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.